Filed Pursuant to Rule 424(b)(3)
Registration No. 333-190983

STRATEGIC STORAGE TRUST II, INC.

SUPPLEMENT NO. 8 DATED APRIL 5, 2016

TO THE PROSPECTUS DATED SEPTEMBER 28, 2015

This document supplements, and should be read in conjunction with, the prospectus of Strategic Storage Trust II, Inc. dated September 28, 2015 and Supplement No. 7 dated March 10, 2016, which amended and superseded all prior supplements to the prospectus. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.

The purpose of this supplement is to disclose:

•	an update on the status of our public offering;

•	updates to our summary risk factors;

•	an update to our risk factors;

•	information regarding our share redemption program;

•	information regarding related party fees and expenses;

•	our distribution declaration history;

•	our second quarter of 2016 distribution declaration;

•	selected financial data;

•	an update regarding the potential acquisition of two self storage facilities located in Oakland, California;

•	an update regarding the potential acquisition of a 27 property portfolio located in the States of Florida, North Carolina and Maryland;

•	an update regarding the potential acquisition of a five property portfolio located in the States of Mississippi, Texas and Florida;

•	an update to the “Management’s Discussion and Analysis of Financial Condition and Results of Operation” section of our prospectus to include information for the year ended December 31, 2015; and

•	our audited consolidated financial statements as of and for the year ended December 31, 2015.

Status of Our Offering

We commenced the initial public offering of shares of our common stock on January 10, 2014. On May 23, 2014, we reached the minimum offering amount of $1.5 million in sales of shares and commenced operations. Effective September 28, 2015, we reallocated shares in our primary offering to consist of the following: up to $500 million in Class A shares at a price of $10.00 per share; and up to $500 million in Class T shares at a price of $9.47 per share. As of March 31, 2016, we have received gross offering proceeds of approximately $312 million from the sale of approximately 31.3 million Class A shares and approximately $17.2 million from the sale of approximately 1.8 million Class T shares in our offering. As of March 31, 2016, approximately $766 million in shares remained available for sale to the public under our initial public offering, including shares available under our distribution reinvestment plan.

Updates to Our Summary Risk Factors

The second risk factor under the summary risk factors on the cover page of our prospectus is hereby replaced with the following:

•	We have paid distributions from sources other than our cash flows from operations, including from the net proceeds of this offering. We are not prohibited from undertaking such activities by our charter, bylaws or investment policies, and we may use an unlimited amount from any source to pay our distributions. From our inception through December 31, 2015, the payment of distributions has been paid from offering proceeds. Until we generate cash flows sufficient to pay distributions to you, we may pay distributions from the net proceeds of this offering or from borrowings in anticipation of future cash flows.

The third risk factor under the “Summary Risk Factors” subsection under the “Prospectus Summary” section of our prospectus is hereby replaced with the following:

•	We have paid, and may continue to pay, distributions from sources other than cash flow from operations; therefore, we will have fewer funds available for the acquisition of properties, and our stockholders’ overall return may be reduced. From our inception through December 31, 2015, the payment of distributions has been paid from offering proceeds.

Update to Risk Factors

The risk factor under “Risks Related to this Offering and an Investment in Strategic Storage Trust II, Inc.” titled, “To date, we have paid all of our distributions from sources other than cash flow from operations; therefore, we will have fewer funds available for the acquisition of properties, and our stockholders’ overall return may be reduced” is hereby deleted and replaced with the following:

We have paid, and may continue to pay, distributions from sources other than cash flow from operations; therefore, we will have fewer funds available for the acquisition of properties, and our stockholders’ overall return may be reduced.

In the event we do not have enough cash from operations to fund our distributions, we may borrow, issue additional securities, or sell assets in order to fund the distributions or make the distributions out of net proceeds from our offering. We are not prohibited from undertaking such activities by our charter, bylaws or investment policies, and we may use an unlimited amount from any source to pay our distributions. From our inception through December 31, 2015, the payment of distributions has been paid from offering proceeds. If we continue to pay distributions from sources other than cash flow from operations, we will have fewer funds available for acquiring properties, which may reduce our stockholders’ overall returns. Additionally, to the extent distributions exceed cash flow from operations, a stockholder’s basis in our stock may be reduced and, to the extent distributions exceed a stockholder’s basis, the stockholder may recognize a capital gain.

Share Redemption Program Information

Through December 31, 2015, we received two redemption requests, one for approximately 1,750 shares which we fulfilled for $17,500 ($10.00 per share) and another for approximately 1,095 shares which we fulfilled in January 2016 for $9,820 (approximately $8.97 per share). We funded such redemptions with offering proceeds.

Related Party Fees and Expenses

The following table summarizes related party costs incurred and paid by us for the years ended December 31, 2015 and 2014, and any related amounts payable as of December 31, 2015 and 2014 (there were no related party costs during the period from January 8, 2013 (date of inception) through December 31, 2013):

	Year Ended December 31, 2014			Year Ended December 31, 2015
	Incurred	Paid	Payable	Incurred	Paid	Payable
Expensed
Operating expenses (including organizational costs)	$862,827	$26,326	$836,501	$1,200,003	$1,988,533	$47,971
Asset management fees	22,254	—	22,254	865,757	888,011	—
Property management fees(1)	47,287	—	47,287	1,259,135	1,306,422	—
Acquisition expenses	1,089,783	386,750	703,033	2,776,679	3,479,712	—
Capitalized
Debt issuance costs	441,873	—	441,873	214,006	655,879	—
Other assets	461,492	—	461,492	77,556	539,048	—
Additional Paid-in Capital
Selling commissions	1,201,157	1,201,157	—	14,761,271	14,761,271	—
Dealer Manager fee	514,781	508,902	5,879	3,690,318	3,535,685	160,512
Offering costs	1,805,916	—	1,805,916	319,882	2,125,798	—

Total	$6,447,370	$2,123,135	$4,324,235	$25,164,607	$29,280,359	$208,483

(1)	During the year ended December 31, 2015, property management fees included approximately $0.3 million of fees paid to the sub-property manager of our properties.

Distribution Declaration History

The “Description of Shares – Distribution Declaration History” section on pages 154-156 of the prospectus is hereby replaced with the following:

Our operating partnership had issued approximately 2.4 million preferred units of limited partnership interest of our operating partnership (“Preferred Units”) for approximately $59.5 million. The Preferred Units each had a liquidation preference of $25.00 per Preferred Unit (the “Liquidation Amount”). The Preferred Units received current distributions (the “Current Distributions”) at a rate of one-month LIBOR plus 6.5% per annum, payable monthly and calculated on an actual/360 basis. In addition to the Current Distributions, our operating partnership had the obligation to elect either to (A) pay the holder of the Preferred Units additional distributions monthly in an amount that will accrue at the rate of: (i) 4.35% until January 31, 2017; and (ii) thereafter, 6.35% or (B) defer the additional distributions in an amount that will accrue monthly at the rate of (i) for the period until January 31, 2017, LIBOR plus 10.85% and (ii) thereafter, LIBOR plus 12.85% (the “Deferred Distributions”). In addition, the Preferred Units had a redemption price (the “Redemption Price”) equal to: (i) in the event of a partial redemption, the sum of the Liquidation Amount plus all accumulated and unpaid Current Distributions thereon to the date of redemption; and (ii) in the event of the redemption of all outstanding Preferred Units, the sum of the Liquidation Amount plus all accumulated and unpaid Current Distributions and any accumulated Deferred Distributions thereon to the date of redemption. On July 22, 2015, our operating partnership redeemed 240,000 Preferred Units for $6 million; on September 23, 2015, our operating partnership redeemed 340,000 Preferred Units for $8.5 million; and on October 30, 2015, our operating partnership redeemed 1.0 million Preferred Units for $25 million. The Redemption Price for the Preferred Units for the partial redemptions equaled the sum of the Liquidation Amount plus all accumulated and unpaid Current Distributions thereon to the date of redemption. On November 9, 2015, our operating partnership redeemed the remaining approximately 800,000 Preferred Units for approximately $22 million resulting in the redemption of all of the Preferred Units. The Redemption Price for the Preferred Units for the redemption of the remaining outstanding Preferred Units equaled the sum of the

Liquidation Amount plus all accumulated and unpaid Current Distributions and any accumulated Deferred Distributions thereon to the date of redemption. As of November 9, 2015, there were no Preferred Units outstanding and we no longer have any obligations to the Preferred Investor, including the payment of any distributions.

The following table shows the distributions we have paid in cash and through our distribution reinvestment program through December 31, 2015:

Quarter	Preferred Unitholders	OP Unit Holders	Common Stockholders(1)	Distributions Declared per Common Share
1st Quarter 2014	$—	$—	$—	$0.000
2nd Quarter 2014	$—	$1,282	$2,730	$0.062
3rd Quarter 2014	$—	$3,025	$57,157	$0.150
4th Quarter 2014	$33,306	$3,025	$171,664	$0.150
1st Quarter 2015	$123,931	$2,959	$280,049	$0.150
2nd Quarter 2015	$1,239,097	$3,025	$412,934	$0.150
3rd Quarter 2015	$970,499	$3,025	$588,688	$0.150
4th Quarter 2015	$2,575,778	$2,992	$1,393,420	$0.150

(1)	Declared distributions are paid monthly in arrears

The payment of distributions from sources other than cash flows from operations may reduce the amount of proceeds available for investment and operations or cause us to incur additional interest expense as a result of borrowed funds.

Over the long-term, we expect that a greater percentage of our distributions will be paid from cash flows from operations. However, our operating performance cannot be accurately predicted and may deteriorate in the future due to numerous factors, including our ability to raise and invest capital at favorable yields, the financial performance of our investments in the current real estate and financial environment and the types and mix of investments in our portfolio. As a result, future distributions declared and paid may exceed cash flow from operations.

The following shows our distributions and the sources of such distributions for the respective periods presented:

	Year Ended December 31, 2015		Year Ended December 31, 2014
Distributions paid in cash – common stockholders	$1,497,802		$158,037
Distributions paid in cash – operating partnership unitholders	12,001		7,332
Distributions paid in cash – preferred unitholders	4,909,305		33,306
Distributions reinvested	1,177,289		73,514

Total distributions	$7,596,397		$272,189

Source of distributions
Cash flows provided by operations	$—	—	$—	—
Offering proceeds from primary offering	6,419,108	85%	198,675	73%
Offering proceeds from distribution reinvestment plan	1,177,289	15%	73,514	27%

Total sources	$7,596,397	100%	$272,189	100%

For the year ended December 31, 2015, we paid distributions of approximately $7.6 million. For the year ended December 31, 2014, we paid distributions of approximately $272,000. From our inception through December 31, 2015, the payment of distributions has been paid solely from offering proceeds. We must distribute to our stockholders at least 90% of our taxable income each year in order to meet the requirements for being treated as a REIT under the Code. Our board of directors may authorize distributions in excess of this percentage as they deem appropriate. Because we may receive income from interest or rents at various times during our fiscal year, distributions may not reflect our income earned in that particular distribution period, but may be made in anticipation of cash flow that we expect to receive during a later period and may be made in advance of actual receipt of funds in an attempt to make distributions relatively uniform. To allow for such differences in timing between the receipt of income and the payment of expenses, and the effect of required debt payments, among other things, we could be required to borrow funds from third parties on a short-term basis, issue new securities, or sell assets to meet the distribution requirements that are necessary to achieve the tax benefits associated with qualifying as a REIT. We are not prohibited from undertaking such activities by our charter, bylaws or investment policies, and we may use an unlimited amount from any source to pay our distributions. These methods of obtaining funding could affect future distributions by increasing operating costs and decreasing available cash, which could reduce the value of our stockholders’ investment in our shares. In addition, such distributions may constitute a return of investors’ capital.

We have not been able to and may not be able to pay distributions from our cash flows from operations, in which case distributions may be paid in part from debt financing or from proceeds from the issuance of common stock in our primary offering and pursuant to our distribution reinvestment plan. The payment of distributions from sources other than cash flows from operations may reduce the amount of proceeds available for investment and operations or cause us to incur additional interest expense as a result of borrowed funds.

Over the long-term, we expect that a greater percentage of our distributions will be paid from cash flows from operations. However, our operating performance cannot be accurately predicted and may deteriorate in the future due to numerous factors, including our ability to raise and invest capital at favorable yields, the financial performance of our investments in the current real estate and financial environment and the types and mix of investments in our portfolio. As a result, future distributions declared and paid may exceed cash flow from operations.

Second Quarter of 2016 Distribution Declaration

On March 22, 2016, our board of directors declared distributions in the amount of $0.00163934426 per day per share (equivalent to an annualized distribution rate of 6.00% assuming the Class A share was purchased for $10.00, and an annualized distribution rate of 6.34% assuming the Class T share was purchased for $9.47) on the outstanding shares of common stock payable to both Class A and Class T stockholders of record at the close of business on each day during the period from April 1, 2016 through June 30, 2016. Such distributions payable to each stockholder of record during a month will be paid on such date of the following month as our Chief Executive Officer may determine.

Selected Financial Data

Below is our selected financial data for the years ended December 31, 2015 and 2014 and as of and for the period January 8, 2013 (date of inception) through December 31, 2013.

	For the Year Ended December 31, 2015	For the Year Ended December 31, 2014	For the Period January 8, 2013 (date of inception) through December 31, 2013
Operating Data
Total revenues	$17,905,699	$465,345	$—
Operating loss	(5,076,880)	(2,256,865)	—
Net loss attributable to Strategic Storage Trust II, Inc common stockholders	(15,290,941)	(2,396,385)	—
Net loss per Class A common share-basic and diluted	(2.56)	(4.59)	—
Net loss per Class T common share-basic and diluted	(2.56)	—	—
Dividends declared per common share	0.60	0.60	—
Balance Sheet Data
Real estate facilities	$156,244,550	$20,857,880	$—
Total assets	193,654,290	35,050,649	201,000
Total debt	23,237,237	13,494,871	—
Total liabilities	26,578,859	18,568,923	—
Total equity	165,851,948	11,380,097	201,000
Other Data
Net cash used in operating activities	$(1,252,240)	$(334,442)	$—
Net cash used in investing activities	(140,865,350)	(13,688,652)	—
Net cash provided by financing activities	163,690,908	20,353,246	201,000

Potential Acquisition of Two Properties in Oakland, California

On March 25, 2016, one of our subsidiaries executed a purchase and sale agreement with an unaffiliated third party (the “Oakland Purchase Agreement”) for the acquisition of two storage facilities located in Oakland, CA (the “Oakland Properties”). The purchase price for the Oakland Properties is approximately $50 million, plus closing costs and acquisition fees.

A summary of the Oakland Properties is below:

Property	Address	Purchase Price	Approx. Sq. Ft. (net)	Approx. Units
Concord – CA	1597 Market Street, Concord, CA 94520	$36,600,000	155,500	1,350
Oakville – CA	5200 Coliseum Way, Oakland, CA 94601	$13,400,000	67,200	610

Totals		$50,000,000	222,700	1,960

We expect to close on the acquisition of the Oakland Properties in the second or third quarter of 2016 and to fund such acquisition with net proceeds from our public offering and assumption of an existing mortgage.

Pursuant to the Oakland Purchase Agreement, we will be obligated to purchase the Oakland Properties only after satisfactory completion of agreed upon closing conditions. We will decide whether to acquire the Oakland Properties generally based upon:

•	approval of our board of directors to purchase the Oakland Properties;

•	approval from the existing lender for the assumption of the existing loan;

•	satisfactory completion of due diligence on the Oakland Properties and the seller of the Oakland Properties;

•	satisfaction of the conditions to the acquisition in accordance with the Oakland Purchase Agreement; and

•	no material adverse changes relating to the Oakland Properties, the seller of the Oakland Properties or certain economic conditions.

There can be no assurance that we will complete the acquisition of the Oakland Properties. In some circumstances, if we fail to complete the acquisition, we may forfeit up to approximately $500,000 in earnest money on the Oakland Properties.

Other properties may be identified in the future that we may acquire prior to or instead of the Oakland Properties. Due to the considerable conditions to the consummation of the acquisition of the Oakland Properties, we cannot make any assurances that the closing of the Oakland Properties is probable.

Potential Acquisition of 27 Property Portfolio

On March 25, 2016, one of our subsidiaries executed 12 purchase and sale agreements with unaffiliated third parties (the “27 Property Purchase Agreements”) for the acquisition of a portfolio of 22 self storage facilities (10 in Florida, 11 in North Carolina and one in Maryland), four parcels of land adjacent to facilities in North Carolina and one redevelopment property in North Carolina (the “27 Property Portfolio”).

The purchase price for the 27 Property Portfolio is approximately $371 million, plus closing costs and acquisition fees. We expect to close the acquisition of the 27 Property Portfolio in the second and/or third quarters of 2016 and to fund such acquisition with a combination of net proceeds from our public offering, a drawdown on our credit facility, assumption of an existing loan and other potential debt financing.

A summary of the 22 self storage facilities in the 27 Property Portfolio is as follows:

Property	Address	Purchase Price	Approx. Sq. Ft. (net)	Approx. Units
Pompano Beach - FL	2320 NE 5th Avenue, Pompano Beach, FL 33172	$18,576,855	114,500	870
Lake Worth - FL	8135 Lake Worth Road, Lake Worth, FL 33467	$23,064,525	78,100	830
Jupiter - FL	2581 Jupiter Park Drive, Jupiter, FL 33458	$26,925,993	87,400	820
Royal Palm Beach - FL	10719 Southern Boulevard, Royal Palm Beach, FL 33411	$24,003,787	92,700	850
Port St. Lucie - FL	501 NW Business Center Drive, Port St. Lucie, FL 34986	$14,506,635	71,800	720
Wellington - FL	1341 State Road 7, Wellington, FL 33414	$21,916,510	81,700	730

Property	Address	Purchase Price	Approx. Sq. Ft. (net)	Approx. Units
Doral - FL	10451 NW 33rd Street, Doral, FL 33172	$24,838,715	71,500	1,030
Plantation - FL	10325 W. Broward Boulevard, Plantation, FL 33324	$36,318,783	89,800	910
Naples - FL	7755 Preserve Lane, Naples, FL 34119	$25,673,615	75,900	800
Delray Beach - FL	189 W. Linton Boulevard, Delray Beach, FL 33444	$30,787,487	121,500	900
Baltimore - MD	7989 and 7979 Rossville Boulevard, Baltimore, MD 21236	$28,387,095	100,600	1,080
Asheville I – NC	1130 Sweeten Creek Road, Asheville, NC 28803/ 17-19 Chaparral Road, Asheville, NC 28803	$14,923,760	75,200	580
Arden – NC	3909 Sweeten Creek Road, Arden, NC 28704	$11,756,155	67,500	570
Asheville II – NC	127 Sweeten Creek Road, Asheville, NC 28803	$6,104,335	39,500	330
Hendersonville I – NC	1931 Spartanburg Highway, Hendersonville, NC 28792	$4,100,340	32,500	350
Asheville III – NC	600 Patton Avenue, Asheville, NC 28806	$9,521,285	51,000	420
Asheville IV – NC	40 Wilmington Street, Asheville, NC 28806	$8,828,660	54,700	480
Asheville V - NC	90 Highland Center Boulevard, Asheville, NC 28806	$9,872,215	51,600	450
Asheville VI – NC	21 Sardis Road, Asheville, NC 28806	$6,630,730	44,600	380
Asheville VII – NC	2594 Sweeten Creek Road, Asheville, NC 28803	$4,035,695	25,300	210
Hendersonville II – NC	102 Glover Street, Hendersonville, NC 28792	$7,720,460	47,600	490

Asheville VIII – NC	530/550 Swannanoa River Road, Asheville, NC 28805	$8,856,365	36,000	380

TOTAL		$367,350,000	1,511,000	14,180

In addition to the 22 self storage facilities listed above, the 27 Property Portfolio includes four parcels of land in Asheville, North Carolina that are adjacent to facilities in that area and a redevelopment property in North Carolina with an aggregate purchase price of approximately $3.65 million.

Pursuant to the 27 Property Purchase Agreements, we would be obligated to purchase the 27 Property Portfolio only after satisfactory completion of agreed upon closing conditions. We will decide whether to acquire the 27 Property Portfolio generally based upon:

•	approval of our board of directors to purchase the 27 Property Portfolio;

•	our ability to raise sufficient net proceeds from our public offering and obtain debt and other financing;

•	approval from the existing lender for the assumption of an existing loan;

•	satisfactory completion of due diligence on the properties and the sellers of the properties;

•	satisfaction of the conditions to the acquisition in accordance with the 27 Property Purchase Agreements; and

•	no material adverse changes relating to the properties, the sellers of the properties or certain economic conditions.

There can be no assurance that we will complete the acquisition of the 27 Property Portfolio. In some circumstances, if we fail to acquire some or all of the facilities, in addition to the incurred acquisition costs, we may forfeit up to approximately $9.0 million in earnest money on the 27 Property Portfolio.

Other properties may be identified in the future that we may acquire prior to or instead of the 27 Property Portfolio. Due to the considerable conditions to the consummation of the acquisition of the 27 Property Portfolio, we cannot make any assurances that the closing of the 27 Property Portfolio is probable.

Potential Acquisition of Five Property Portfolio

On April 1, 2016, one of our subsidiaries executed a purchase and sale agreement with unaffiliated third parties (the “Five Property Purchase Agreement”) for the acquisition of a portfolio of five self storage facilities (two in Mississippi, two in Texas and one in Florida) (the “Five Property Portfolio”).

The purchase price for the Five Property Portfolio is approximately $41.1 million, plus closing costs and acquisition fees. We expect to close the acquisition of the Five Property Portfolio in the second quarter of 2016 and to fund such acquisition with a combination of net proceeds from our public offering and a drawdown on our credit facility.

A summary of the Five Property Portfolio is as follows:

Property	Address	Purchase Price	Approx. Sq. Ft. (net)	Approx. Units
Horn Lake I – MS	1411 Audubon Point Drive, Horn Lake, MS 38637	$9,000,000	125,400	1,000
Orlando – FL	4020 Curry Ford Road, Orlando, FL 32806	$8,750,000	67,300	640
Horn Lake II – MS	1634 Goodman Road, Horn Lake, MS	$9,300,000	97,300	680
McKinney I – TX	1800 and 1820 South McDonald Street, McKinney, TX 75069	$8,750,000	83,500	520
McKinney II – TX	103 E. University Drive, McKinney, TX and 1442 North Church Street, McKinney, TX 75069	$5,300,000	61,300	400

TOTAL		$41,100,000	434,800	3,240

Pursuant to the Five Property Purchase Agreement, we would be obligated to purchase the Five Property Portfolio only after satisfactory completion of agreed upon closing conditions. We will decide whether to acquire the Five Property Portfolio generally based upon:

•	approval of our board of directors to purchase the Five Property Portfolio;

•	our ability to raise sufficient net proceeds from our public offering and obtain debt and other financing;

•	satisfactory completion of due diligence on the properties and the sellers of the properties;

•	satisfaction of the conditions to the acquisition in accordance with the Five Property Purchase Agreement; and

•	no material adverse changes relating to the properties, the sellers of the properties or certain economic conditions.

There can be no assurance that we will complete the acquisition of the Five Property Portfolio. In some circumstances, if we fail to acquire some or all of the facilities, in addition to the incurred acquisition costs, we may forfeit up to approximately $600,000 million in earnest money on the Five Property Portfolio.

Other properties may be identified in the future that we may acquire prior to or instead of the Five Property Portfolio. Due to the considerable conditions to the consummation of the acquisition of the Five Property Portfolio, we cannot make any assurances that the closing of the Five Property Portfolio is probable.

Management’s Discussion and Analysis of Financial Condition and Results of Operation

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with our financial statements and notes thereto contained elsewhere in this supplement.

Overview

Strategic Storage Trust II, Inc. was formed on January 8, 2013 under the Maryland General Corporation Law for the purpose of engaging in the business of investing in self storage facilities and related self storage real estate investments. Our year end is December 31. As used in this supplement, “we,” “us,” “our,” and “Company” refer to Strategic Storage Trust II, Inc. and each of our subsidiaries.

SmartStop Asset Management, LLC (our “Sponsor”), is the sponsor of our Offering (as defined below). Our Sponsor became our sponsor on October 1, 2015 in connection with the merger of SmartStop Self Storage, Inc. into Extra Space Storage, Inc. Our Sponsor owns 97.5% of the economic interests (and 100% of the voting membership interests) of Strategic Storage Advisor II, LLC, a Delaware limited liability company (our “Advisor”) and owns 100% of Strategic Storage Property Management II, LLC, a Delaware limited liability company (our “Property Manager”). See Note 1 of the Notes to the Consolidated Financial Statements contained in this supplement for further details about our affiliates.

On January 10, 2014, we commenced a public offering of a maximum of $1,000,000,000 in common shares for sale to the public (the “Primary Offering”) and $95,000,000 in common shares for sale pursuant to our distribution reinvestment plan (collectively, the “Public Offering,” or the “Offering”). On May 23, 2014, we satisfied the $1.5 million minimum offering requirements of our Offering and commenced formal operations. On September 28, 2015, we revised our Primary Offering and are now offering two classes of shares of common stock: Class A common stock, $0.001 par value per share (the “Class A Shares”) and Class T common stock, $0.001 par value per share (the “Class T Shares”). As of December 31, 2015, we had sold approximately 20.7 million Class A Shares and approximately 0.6 million Class T Shares in our Public Offering for gross proceeds of approximately $206.1 million and approximately $5.8 million, respectively. We intend to invest the net proceeds from the Offering primarily in self storage facilities and related self storage real estate investments.

As of December 31, 2015, we owned 33 self storage facilities located in 11 states (Alabama, California, Colorado, Florida, Illinois, Maryland, Michigan, New Jersey, North Carolina, South Carolina and Washington) comprising approximately 18,540 units and approximately 2,053,000 rentable square feet.

Our results of operations for the year ended December 31, 2015 are not indicative of those expected in future periods as we expect that rental income, operating expenses, depreciation expense, amortization expense and interest expense will each increase in future periods as a result of anticipated future acquisitions of real estate assets.

Critical Accounting Policies

We have established accounting policies which conform to generally accepted accounting principles (“GAAP”). Preparing financial statements in conformity with GAAP requires management to use judgment in the application of accounting policies, including making estimates and assumptions. Following is a discussion of the estimates and assumptions used in setting accounting policies that we consider critical in the presentation of our financial statements. Many estimates and assumptions involved in the application of GAAP may have a material impact on our financial condition or operating performance, or on the comparability of such information to amounts reported for other periods, because of the subjectivity and judgment required to account for highly uncertain items or the susceptibility of such items to change. These estimates and assumptions affect our reported amounts of assets and liabilities, our disclosure of contingent assets and liabilities at the dates of the financial statements and our reported amounts of revenue and expenses during the period covered by this supplement. If management’s judgment or interpretation of the facts and circumstances relating to various transactions had been different, it is possible that different accounting policies would have been applied or different amounts of assets, liabilities, revenues and expenses would have been recorded, thus resulting in a materially different presentation of the financial statements or materially different amounts being reported in the financial statements. Additionally, other companies may use different estimates and assumptions that may impact the comparability of our financial condition and results of operations to those companies.

We believe that our critical accounting policies include the following: real estate purchase price allocations; the evaluation of whether any of our long-lived assets have been impaired; the determination of the useful lives of our long-lived assets; and the evaluation of the consolidation of our interests in joint ventures. The following discussion of these policies supplements, but does not supplant the description of our significant accounting policies, as contained in Note 2 of the Notes to the Consolidated Financial Statements contained in this supplement, and is intended to present our analysis of the uncertainties involved in arriving upon and applying each policy.

Real Estate Purchase Price Allocation

We allocate the purchase prices of acquired properties based on a number of estimates and assumptions. We allocate the purchase prices to the tangible and intangible assets acquired and the liabilities assumed based on estimated fair values. These estimated fair values are based upon comparable market sales information for land and estimates of depreciated replacement cost of equipment, building and site improvements. Acquisitions of portfolios of properties are allocated to the individual properties based upon an income approach or a cash flow analysis using appropriate risk adjusted capitalization rates which we estimate based upon the relative size, age, and location of the individual property along with actual historical and estimated occupancy and rental rate levels, and other relevant factors. If available, and determined by management to be appropriate, appraised values are used, rather than these estimated values. Because we believe that substantially all of the leases in place at properties we will acquire will be at market rates, as the majority of the leases are month-to-month contracts, we do not expect to allocate any portion of the purchase prices to above or below market leases. The determination of market rates is also subject to a number of estimates and assumptions. Our allocations of purchase prices could result in a materially different presentation of the financial statements or materially different amounts being reported in the financial statements, as such allocations may vary dramatically based on the estimates and assumptions we use.

Impairment of Long-Lived Assets

The majority of our assets consist of long-lived real estate assets as well as intangible assets related to our acquisitions. We will continually evaluate such assets for impairment based on events and changes in circumstances that may arise in the future and that may impact the carrying amounts of our long-lived assets. When indicators of potential impairment are present, we will assess the recoverability of the particular asset by determining whether the carrying value of the asset will be recovered, through an evaluation of the undiscounted future operating cash flows expected from the use of the asset and its eventual disposition. This evaluation is based on a number of estimates and assumptions. Based on this evaluation, if the expected undiscounted future cash flows do not exceed the carrying value, we will adjust the value of the long-lived asset and recognize an impairment loss. Our evaluation of the impairment of long-lived assets could result in a materially different presentation of the financial statements or materially different amounts being reported in the financial statements, as the amount of impairment loss, if any, recognized may vary based on the estimates and assumptions we use.

Estimated Useful Lives of Long-Lived Assets

We assess the useful lives of the assets underlying our properties based upon a subjective determination of the period of future benefit for each asset. We record depreciation expense with respect to these assets based upon the estimated useful lives we determine. Our determinations of the useful lives of the assets could result in a materially different presentation of the financial statements or materially different amounts being reported in the financial statements, as such determinations, and the corresponding amount of depreciation expense, may vary dramatically based on the estimates and assumptions we use.

Consolidation of Investments in Joint Ventures

We will evaluate the consolidation of our investments in joint ventures in accordance with relevant accounting guidance. This evaluation requires us to determine whether we have a controlling interest in a joint venture through a means other than voting rights, and, if so, such joint venture may be required to be consolidated in our financial statements. Our evaluation of our joint ventures under such accounting guidance could result in a materially different presentation of the financial statements or materially different amounts being reported in the financial statements, as the joint venture entities included in our financial statements may vary based on the estimates and assumptions we use.

REIT Qualification

We made an election under Section 856(c) of the Internal Revenue Code of 1986 (the Code) to be taxed as a REIT under the Code, commencing with the taxable year ended December 31, 2014. By qualifying as a REIT for federal income tax purposes, we generally will not be subject to federal income tax on income that we distribute to our stockholders. If we fail to qualify as a REIT in any taxable year, we will be subject to federal income tax on our taxable income at regular corporate rates and will not be permitted to qualify for treatment as a REIT for federal income tax purposes for four years following the year in which our qualification is denied. Such an event could materially and adversely affect our net income and could have a material adverse impact on our financial condition and results of operations. However, we believe that we are organized and operate in a manner that will enable us to continue to qualify for treatment as a REIT for federal income tax purposes, and we intend to continue to operate as to remain qualified as a REIT for federal income tax purposes.

Results of Operations

Overview

We derive revenues principally from: (i) rents received from tenants who rent storage units under month-to-month leases at each of our self storage facilities; (ii) sales of packing- and storage-related supplies at our storage facilities; and (iii) until October 1, 2015, our tenant insurance program. Therefore, our operating results depend significantly on our ability to retain our existing tenants and lease our available self storage units to new tenants, while maintaining and, where possible, increasing the prices for our self storage units. Additionally, our operating results depend on our tenants making their required rental payments to us. We believe that our approach to the management and operation of our facilities, which emphasizes local market oversight and control, results in quick and effective response to changes in local market conditions, including increasing rents and/or increasing occupancy levels where appropriate.

Competition in the market areas in which we operate is significant and affects the occupancy levels, rental rates, rental revenues and operating expenses of our facilities. Development of any new self storage facilities would intensify competition of self storage operators in markets in which we operate.

As of December 31, 2015, we owned 33 self storage facilities located in 11 states (Alabama, California, Colorado, Florida, Illinois, Maryland, Michigan, New Jersey, North Carolina, South Carolina and Washington) comprising approximately 18,540 units and approximately 2,053,000 rentable square feet. Our operating results for the year ended December 31, 2014 include results for partial year periods for five self storage facilities that we owned as of December 31, 2014, while our operating results for the year ended December 31, 2015 include full year periods for those five self storage facilities plus partial year periods for the 28 self storage facilities we acquired during 2015; therefore, we believe there is little basis for comparison between the years ended December 31, 2015 and 2014. Operating results in future periods will depend on the results of operations of these properties and of the real estate properties that we acquire in the future.

Comparison of the Years Ended December 31, 2015 and 2014

Self Storage Rental Revenue

Rental revenue for the years ended December 31, 2015 and 2014 were approximately $17.5 million and $0.5 million, respectively. The increase in rental revenue is primarily attributable to the acquisition of 28 self storage properties during 2015 and, to a lesser extent, a full year of operations from the five properties acquired during 2014. We expect rental revenue to increase in future periods as we have a full year of results from our 2015 acquisitions and commensurate with our future acquisition activity.

Ancillary Operating Revenue

Ancillary operating revenue for the years ended December 31, 2015 and 2014 were approximately $360,000 and $14,000, respectively. The increase in ancillary operating revenue is primarily attributable to the acquisition of 28 self storage properties during 2015 and, to a lesser extent, a full year of operations from the five properties acquired during 2014. We expect ancillary operating revenue to increase in future periods as we have a full year of results from our 2015 acquisitions and commensurate with our future acquisition activity.

Property Operating Expenses

Property operating expenses for the years ended December 31, 2015 and 2014 were approximately $6.8 million and $0.2 million, respectively. Property operating expenses includes the cost to operate our facilities including payroll, utilities, insurance, real estate taxes, and marketing. The increase in property operating expenses is primarily attributable to the acquisition of 28 self storage properties during 2015 and, to a lesser extent, a full year of operations from the five properties acquired during 2014. We expect property operating expenses to increase in future periods as we have a full year of results from our 2015 acquisitions and commensurate with our future acquisition activity.

Property Operating Expenses – Affiliates

Property operating expenses – affiliates for the years ended December 31, 2015 and 2014 were approximately $2.1 million and $0.1 million, respectively. Property operating expenses – affiliates includes property management fees and asset management fees. The increase in property operating expenses – affiliates is primarily attributable to the acquisition of 28 self storage properties during 2015 and, to a lesser extent, a full year of operations from the five properties acquired during 2014. We expect property operating expenses – affiliates to increase in future periods as we have a full year of results from our 2015 acquisitions and commensurate with our future acquisition activity.

General and Administrative Expenses

General and administrative expenses for the years ended December 31, 2015 and 2014 were approximately $1.6 million and $0.9 million, respectively. General and administrative expenses consist primarily of legal expenses, transfer agent fees, directors’ and officers’ insurance expense, an allocation of a portion of our Advisor’s payroll related costs, accounting expenses and board of directors’ related costs. We expect general and administrative expenses to increase in the future as our operational activity increases.

Depreciation and Amortization Expenses

Depreciation and amortization expenses for the years ended December 31, 2015 and 2014 were approximately $9.1 million and $0.3 million, respectively. Depreciation expense consists primarily of depreciation on the buildings and site improvements at our properties. Amortization expense consists of the amortization of intangible assets resulting from our acquisitions. The increase in depreciation and amortization expense is attributable to the acquisition of 28 self storage properties during 2015 and, to a lesser extent, a full year of operations from the five properties acquired during 2014. We expect depreciation and amortization expenses to increase in future periods as we have a full year of results from our 2015 acquisitions and commensurate with our future acquisition activity.

Acquisition Expenses – Affiliates

Acquisition expenses – affiliates for the years ended December 31, 2015 and 2014 were approximately $2.8 million and $1.1 million, respectively. These acquisition expenses relate to the costs associated with the 28 properties acquired during 2015 and the five properties acquired in the fourth quarter of 2014. We expect acquisition expenses – affiliates to fluctuate commensurate with our acquisition activities.

Other Property Acquisition Expenses

Other property acquisition expenses for the years ended December 31, 2015 and 2014 were approximately $0.6 million and $0.2 million, respectively. These other property acquisition expenses relate to the costs associated with the 28 properties acquired during 2015 and the five properties acquired in the fourth quarter of 2014. We expect other property acquisition expenses to fluctuate commensurate with our acquisition activities.

Interest Expense

Interest expense for the years ended December 31, 2015 and 2014 were approximately $2.9 million and $0.1 million, respectively. The increase in interest expense is attributable to the interest incurred on the debt used to finance the acquisitions in 2015 and 2014. We expect interest expense to increase in future periods commensurate with future increases to our debt level.

Debt Issuance Costs

Debt issuance costs for the years ended December 31, 2015 and 2014 were approximately $1.0 million and $4,000, respectively. The increase in debt issuance costs is attributable to the costs incurred in connection with obtaining financing for the acquisition of the 28 self storage properties during 2015 as well as costs incurred related to the Amended KeyBank Credit Facility. We expect debt issuance costs to fluctuate commensurate with our future financing activity.

Comparison of the Year Ended December 31, 2014 and the Period from January 8, 2013 (date of inception) through December 31, 2013

Self Storage Rental Revenue

Rental revenue for the year ended December 31, 2014 and the period from January 8, 2013 (date of inception) through December 31, 2013 were approximately $0.5 million and none, respectively. The increase in rental revenue is attributable to the acquisition of five self storage properties during 2014.

Ancillary Operating Revenue

Ancillary operating revenue for the year ended December 31, 2014 and the period from January 8, 2013 (date of inception) through December 31, 2013 were approximately $14,000 and none, respectively. The increase in ancillary operating revenue is attributable to the acquisition of five self storage properties during 2014.

Property Operating Expenses

Property operating expenses for the year ended December 31, 2014 and the period from January 8, 2013 (date of inception) through December 31, 2013 were approximately $167,000 and none, respectively. Property operating expenses includes the cost to operate our facilities including payroll, utilities, insurance, real estate taxes, and marketing. The increase in property operating expenses is attributable to the acquisition of five self storage properties during 2014.

Property Operating Expenses – Affiliates

Property operating expenses – affiliates for the year ended December 31, 2014 and the period from January 8, 2013 (date of inception) through December 31, 2013 were approximately $70,000 and none, respectively. Property operating expenses – affiliates includes property management fees and asset management fees. The increase in property operating expenses – affiliates is attributable to the acquisition of five self storage properties during 2014.

General and Administrative Expenses

General and administrative expenses for the year ended December 31, 2014 and the period from January 8, 2013 (date of inception) through December 31, 2013 were approximately $0.9 million and none, respectively. General and administrative expenses consist primarily of legal expenses, transfer agent fees, directors’ and officers’ insurance expense, an allocation of a portion of our Advisor’s payroll related costs, accounting expenses and board of directors’ related costs.

Depreciation and Amortization Expenses

Depreciation and amortization expenses for the year ended December 31, 2014 and the period from January 8, 2013 (date of inception) through December 31, 2013 were approximately $0.3 million and none, respectively. Depreciation expense consists primarily of depreciation on the buildings and site improvements at our properties. Amortization expense consists of the amortization of intangible assets resulting from our acquisitions. The increase in depreciation and amortization expense is attributable to the acquisition of five self storage properties during 2014.

Acquisition Expenses – Affiliates

Acquisition expenses – affiliates for the year ended December 31, 2014 and the period from January 8, 2013 (date of inception) through December 31, 2013 were approximately $1.1 million and none, respectively. These acquisition expenses primarily relate to the due diligence costs associated with the five properties acquired in 2014 and potential acquisitions.

Other Property Acquisition Expenses

Other property acquisition expenses for the year ended December 31, 2014 and the period from January 8, 2013 (date of inception) through December 31, 2013 were approximately $0.2 million and none, respectively. These acquisition expenses primarily relate to the due diligence costs associated with the five properties acquired in 2014 and potential acquisitions.

Interest Expense

Interest expense for the year ended December 31, 2014 and the period from January 8, 2013 (date of inception) through December 31, 2013 were approximately $0.1 million and none, respectively. The increase in interest expense is attributable to the debt obtained in conjunction with the acquisition of five self storage properties during 2014.

Debt issuance costs

Debt issuance costs for the year ended December 31, 2014 and the period from January 8, 2013 (date of inception) through December 31, 2013 were approximately $4,000 and none, respectively. The increase in debt issuance costs is attributable to the costs incurred in connection with obtaining financing for the acquisition of five self storage properties during 2014.

Cash Flows

A comparison of cash flows for operating, investing and financing activities for the years ended December 31, 2015 and 2014 are as follows:

	Year Ended December 31, 2015	Year Ended December 31, 2014	Change
Net cash flow provided by (used in):
Operating activities	$(1,252,240)	$(334,442)	$(917,798)
Investing activities	(140,865,350)	(13,688,652)	(127,176,698)
Financing activities	163,690,908	20,353,246	143,337,662

Cash flows used in operating activities for the years ended December 31, 2015 and 2014 were approximately $1.3 million and $0.3 million, respectively, an increase in cash used year to year of approximately $0.9 million. The change in cash used in operating activities is primarily the result of a reduction of net loss, excluding depreciation and amortization, of approximately $2.8 million, offset by an increase in working capital of approximately $3.7 million.

Cash flows used in investing activities for the years ended December 31, 2015 and 2014 were approximately $140.9 million and $13.7 million, respectively, an increase in the use of cash of approximately $127.2 million. The change in cash used in investing activities primarily relates to cash consideration paid of approximately $136.1 million for our 2015 acquisitions, compared to only $9.5 million for the purchase of our first five properties in 2014.

Cash flows provided by financing activities for the years ended December 31, 2015 and 2014 were approximately $163.7 million and $20.4 million, respectively, a change of approximately $143.3 million. The change in cash provided by financing activities over the prior period was comprised of approximately $153.8 million more in net proceeds from the issuance of common stock, and approximately $9.8 million more in net proceeds from the issuance of secured debt, offset by additional common and preferred distributions of approximately $6.2 million and approximately $6.6 million of net redemptions of preferred equity, compared to net proceeds of $5.0 million in 2014.

Liquidity and Capital Resources

Short-Term Liquidity and Capital Resources

We generally expect that we will meet our short-term operating liquidity requirements from the combination of proceeds of our Offering, proceeds from secured or unsecured financing from banks or other lenders, net cash provided by property operations and advances from our Advisor which will be repaid, without interest, as funds are available after meeting our current liquidity requirements, subject to the limitations on reimbursement set forth in our advisory agreement with our Advisor. Per the advisory agreement, all advances from our Advisor shall be reimbursed no less frequently than monthly, although our Advisor has indicated that it may waive such a requirement on a month-by-month basis. The organizational and offering costs associated with the Offering will initially be paid by us or our Advisor. Our Advisor must reimburse us within 60 days after the end of the month in which the Offering terminates to the extent we paid or reimbursed organization and offering costs (excluding sales commissions and dealer manager fees) in excess of 3.5% of the gross offering proceeds from the Primary Offering. Operating cash flows are expected to increase as properties are added to our portfolio.

Distribution Policy and Distributions

Currently, we are making distributions to our stockholders using proceeds of the Offering in anticipation of future cash flow. As such, this reduces the amount of capital we will ultimately invest in properties. Because substantially all of our operations will be performed indirectly through our Operating Partnership, our ability to pay distributions depends in large part on our Operating Partnership’s ability to pay distributions to its partners, including to us. In the event we do not have enough cash from operations to fund cash distributions, we may borrow, issue additional securities or sell assets in order to fund the distributions or make the distributions out of net proceeds from the Offering. Though we presently intend to pay only cash distributions, and potentially stock distributions, we are authorized by our charter to pay in-kind distributions of readily marketable securities, distributions of beneficial interests in a liquidating trust established for our dissolution and the liquidation of our assets in accordance with the terms of the charter or distributions that meet all of the following conditions: (a) our board of directors advises each stockholder of the risks associated with direct ownership of the property; (b) our board of directors offers each stockholder the election of receiving such in-kind distributions; and (c) in-kind distributions are only made to those stockholders who accept such offer.

During our Offering, when we may raise capital more quickly than we acquire income-producing assets, and for some period after our Offering, we may not be able to pay distributions from our cash flows from operations, in which case distributions may be paid in part from debt financing or from proceeds from our Offering.

Over the long-term, we expect that a greater percentage of our distributions will be paid from cash flows from operations. However, our operating performance cannot be accurately predicted and may deteriorate in the future due to numerous factors, including our ability to raise and invest capital at favorable yields, the financial performance of our investments in the current real estate and financial environment and the types and mix of investments in our portfolio. As a result, future distributions declared and paid may exceed cash flow from operations.

Distributions are paid to our stockholders based on the record date selected by our board of directors. We currently declare and pay distributions monthly based on daily declaration and record dates so that investors may be entitled to distributions immediately upon purchasing our shares. We expect to continue to regularly pay distributions unless our results of operations, our general financial condition, general economic conditions, or other factors inhibit us from doing so. Distributions will be authorized at the discretion of our board of directors, which will be directed, in substantial part, by its obligation to cause us to comply with the REIT requirements of the Code. Our board of directors may increase, decrease or eliminate the distribution rate that is being paid at any time. Distributions will be made on all classes of our common stock at the same time. The per share amount of distributions on Class A Shares and Class T Shares will likely differ because of different allocations of class-specific expenses. Specifically, distributions on Class T Shares will likely be lower than distributions on Class A Shares because Class T Shares are subject to ongoing stockholder servicing fees. The funds we receive from operations that are available for distribution may be affected by a number of factors, including the following:

•	the amount of time required for us to invest the funds received in the Offering;

•	our operating and interest expenses;

•	the amount of distributions or dividends received by us from our indirect real estate investments;

•	our ability to keep our properties occupied;

•	our ability to maintain or increase rental rates;

•	construction defects or capital improvements;

•	capital expenditures and reserves for such expenditures;

•	the issuance of additional shares; and

•	financings and refinancings.

The following shows our distributions and the sources of such distributions for the respective periods presented:

	Year Ended December 31, 2015		Year Ended December 31, 2014
Distributions paid in cash – common stockholders	$1,497,802		$158,037
Distributions paid in cash – Operating Partnership unitholders	12,001		7,332
Distributions paid in cash – preferred unitholders	4,909,305		33,306
Distributions reinvested	1,177,289		73,514

Total distributions	$7,596,397		$272,189

Source of distributions
Cash flows provided by operations	$—	—	$—	—
Offering proceeds from Primary Offering	6,419,108	85%	198,675	73%
Offering proceeds from distribution reinvestment plan	1,177,289	15%	73,514	27%

Total sources	$7,596,397	100%	$272,189	100%

For the year ended December 31, 2015, we paid distributions of approximately $7.6 million. For the year ended December 31, 2014, we paid distributions of approximately $272,000. From our inception through December 31, 2015, the payment of distributions has been paid solely from Offering proceeds. We must distribute to our stockholders at least 90% of our taxable income each year in order to meet the requirements for being treated as a REIT under the Code. Our board of directors may authorize distributions in excess of this percentage as they deem appropriate. Because we may receive income from interest or rents at various times during our fiscal year, distributions may not reflect our income earned in that particular distribution period, but may be made in anticipation of cash flow that we expect to receive during a later period and may be made in advance of actual receipt of funds in an attempt to make distributions relatively uniform. To allow for such differences in timing between the receipt of income and the payment of expenses, and the effect of required debt payments, among other things, we could be required to borrow funds from third parties on a short-term basis, issue new securities, or sell assets to meet the distribution requirements that are necessary to achieve the tax benefits associated with qualifying as a REIT. We are not prohibited from undertaking such activities by our charter, bylaws or investment policies, and we may use an unlimited amount from any source to pay our distributions. These methods of obtaining funding could affect future distributions by increasing operating costs and decreasing available cash, which could reduce the value of our stockholders’ investment in our shares. In addition, such distributions may constitute a return of investors’ capital.

We have not been able to and may not be able to pay distributions from our cash flows from operations, in which case distributions may be paid in part from debt financing or from proceeds from the issuance of common stock in our Primary Offering and pursuant to our distribution reinvestment plan. The payment of distributions from sources other than cash flows from operations may reduce the amount of proceeds available for investment and operations or cause us to incur additional interest expense as a result of borrowed funds.

Over the long-term, we expect that a greater percentage of our distributions will be paid from cash flows from operations. However, our operating performance cannot be accurately predicted and may deteriorate in the future due to numerous factors, including our ability to raise and invest capital at favorable yields, the financial performance of our investments in the current real estate and financial environment and the types and mix of investments in our portfolio. As a result, future distributions declared and paid may exceed cash flow from operations.

Indebtedness

As of December 31, 2015, we had approximately $23.2 million of outstanding consolidated indebtedness, which includes approximately $800,000 of debt premium. As of December 31, 2015, $10 million of our total consolidated indebtedness was variable rate, with the remaining approximately $12.4 million fixed rate.

Amended KeyBank Credit Facility

On December 22, 2015, we, through our Operating Partnership, and certain affiliated entities, entered into an amended and restated revolving credit facility (the “Amended KeyBank Credit Facility”) with KeyBank, as administrative agent and KeyBanc Capital Markets, LLC, as the sole book runner and sole lead arranger. The Amended KeyBank Credit Facility replaced our term credit facility with KeyBank in which we had a maximum borrowing capacity of approximately $71.3 million.

Under the terms of the Amended KeyBank Credit Facility, we have a maximum borrowing capacity of $105 million. It is anticipated that the Amended KeyBank Credit Facility will be used to fund our future self storage property acquisitions. The Amended KeyBank Credit Facility may be increased by up to an additional $395 million, to a maximum credit facility size of $500 million, in minimum increments of $10 million, which KeyBank will arrange on a best efforts basis. Subsequent to December 31, 2015, we increased our maximum borrowing capacity to $145 million.

The Amended KeyBank Credit Facility is a revolving loan with an initial term of three years, maturing on December 22, 2018, with two one-year extension options subject to certain conditions outlined further in the credit agreement for the Amended KeyBank Credit Facility (the “Amended Credit Agreement”). Payments due pursuant to the Amended KeyBank Credit Facility are interest-only for the first 36 months and a 30-year amortization schedule thereafter. The Amended KeyBank Credit Facility bears interest based on the type of borrowing. The ABR Loans bear interest at the lesser of (x) the Alternate Base Rate (as defined in the Amended Credit Agreement) plus the Applicable Rate, or (y) the Maximum Rate (as defined in the Amended Credit Agreement). The Eurodollar Loans bear interest at the lesser of (a) the Adjusted LIBO Rate (as defined in the Amended Credit Agreement) for the Interest Period in effect plus the Applicable Rate, or (b) the Maximum Rate (as defined in the Amended Credit Agreement). The Applicable Rate corresponds to our total leverage, as specified in the Amended Credit Agreement. For any ABR Loans, the Applicable Rate is 125 basis points if our total leverage is less than 50%, and 150 basis points if our leverage is greater than 50%. For any Eurodollar loan, the Applicable Rate is 225 basis points if the total leverage is less than 50% and 250 basis points if total leverage is greater than 50%.

The Amended KeyBank Credit Facility is fully recourse and is secured by cross-collateralized first mortgage liens on 28 Mortgaged Properties (as defined in the Amended Credit Agreement). The Amended KeyBank Credit Facility may be prepaid or terminated at any time without penalty, provided, however, that the Lenders (as defined in the Amended Credit Agreement) shall be indemnified for any breakage costs. Pursuant to that certain guaranty (the “KeyBank Guaranty”), dated December 22, 2015, in favor of the Lenders, we serve as a guarantor of all obligations due under the Amended KeyBank Credit Facility.

Under certain conditions, the Borrower may cause the release of one or more of the properties serving as collateral for the Amended KeyBank Credit Facility, provided that no default or event of default is then outstanding or would reasonably occur as a result of such release, and after taking into account any prepayment of outstanding Loans (as defined in the Amended Credit Agreement) necessary to maintain compliance with the financial covenants.

Long-Term Liquidity and Capital Resources

On a long-term basis, our principal demands for funds will be for property acquisitions, either directly or through entity interests, for the payment of operating expenses and distributions, and for the payment of interest on our outstanding indebtedness, if any.

Long-term potential future sources of capital include proceeds from our Public Offering, secured or unsecured financings from banks or other lenders, issuance of equity instruments and undistributed funds from operations. To the extent we are not able to secure requisite financing in the form of a credit facility or other debt, we will be dependent upon proceeds from the issuance of equity securities and cash flows from operating activities in order to meet our long-term liquidity requirements and to fund our distributions.

Contractual Obligations

The following table summarizes our contractual obligations as of December 31, 2015:

	Payments due by period:
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Mortgage interest(1)	$6,092,128	$1,003,568	$1,952,188	$1,358,459	$1,777,913
Mortgage principal	22,437,841	174,449	10,384,996	430,376	11,448,020

Total contractual obligations	$28,529,969	$1,178,017	$12,337,184	$1,788,835	$13,225,933

(1)	Interest expense for fixed rate debt was calculated based upon the contractual rate and the interest expense on variable rate debt was calculated based on the rate in effect on December 31, 2015 of 2.67%.

Off-Balance Sheet Arrangements

We do not currently have any relationships with unconsolidated entities or financial partnerships. Such entities are often referred to as structured finance or special purpose entities, which typically are established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. Further, we have not guaranteed any obligations of unconsolidated entities nor do we have any commitments or intent to provide funding to any such entities.

Subsequent Events

Please see Note 11 of the Notes to the Consolidated Financial Statements contained in this supplement.

Seasonality

We believe that we will experience minor seasonal fluctuations in the occupancy levels of our facilities, which we believe will be slightly higher over the summer months due to increased moving activity.

Financial Statements

The financial statements listed below for the Years ended December 31, 2015 and 2014 and the Period from January 8, 2013 (date of inception) through December 31, 2013 are contained in this supplement:

Consolidated Financial Statements
Report of Independent Registered Public Accounting Firm	F-1
Consolidated Balance Sheets as of December 31, 2015 and 2014	F-2
Consolidated Statements of Operations for the Years Ended December 31, 2015 and 2014 and the Period from January 8, 2013 (date of inception) through December 31, 2013	F-3
Consolidated Statements of Equity for the Years Ended December 31, 2015 and 2014 and the Period from January 8, 2013 (date of inception) through December 31, 2013	F-4
Consolidated Statements of Cash Flows for Years Ended December 31, 2015 and 2014 and the Period from January 8, 2013 (date of inception) through December 31, 2013	F-5
Notes to Consolidated Financial Statements	F-6

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and

Stockholders of Strategic Storage Trust II, Inc.

We have audited the accompanying consolidated balance sheets of Strategic Storage Trust II, Inc. and Subsidiaries as of December 31, 2015 and 2014, and the related consolidated statements of operations, equity, and cash flows for the years ended December 31, 2015 and 2014, and the period from January 8, 2013 (date of inception) through December 31, 2013. Our audits of the consolidated financial statements included the financial statement schedule listed in the accompanying index. Strategic Storage Trust II, Inc.’s management is responsible for these consolidated financial statements and the financial statement schedule. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Strategic Storage Trust II, Inc. and Subsidiaries as of December 31, 2015 and 2014 and the results of their operations and their cash flows for the years ended December 31, 2015 and 2014 and the period from January 8, 2013 (date of inception) through December 31, 2013, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ CohnReznick LLP

Los Angeles, California

March 29, 2016

STRATEGIC STORAGE TRUST II, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

December 31, 2015 and 2014

	December 31,
	2015	2014
ASSETS
Real estate facilities:
Land	$47,653,000	$4,750,000
Buildings	97,941,472	14,376,589
Site improvements	10,650,078	1,731,291

	156,244,550	20,857,880
Accumulated depreciation	(3,755,709)	(93,433)

	152,488,841	20,764,447
Construction in process	385,408	1,375

Real estate facilities, net	152,874,249	20,765,822
Cash and cash equivalents	28,104,470	6,531,152
Restricted cash	410,492	382,792
Other assets	6,017,845	4,666,438
Debt issuance costs, net of accumulated amortization	2,336,268	713,062
Intangible assets, net of accumulated amortization	3,910,966	1,991,383

Total assets	$193,654,290	$35,050,649

LIABILITIES AND EQUITY
Secured debt	$23,237,237	$13,494,871
Accounts payable and accrued liabilities	2,146,253	585,227
Due to affiliates	208,483	4,324,235
Distributions payable	986,886	80,424
Distributions payable to preferred unitholders in our Operating Partnership	—	84,166

Total liabilities	26,578,859	18,568,923

Commitments and contingencies (Note 7)
Redeemable common stock	1,223,483	73,514

Preferred equity in our Operating Partnership	—	5,028,115

Equity:
Strategic Storage Trust II, Inc. equity:
Preferred stock, $0.001 par value; 200,000,000 shares authorized; none issued and outstanding at December 31, 2015 and 2014	—	—
Class A common stock, $0.001 par value; 350,000,000 shares authorized; 20,684,791 and 1,765,515 shares issued and outstanding at December 31, 2015 and 2014, respectively	20,685	1,766
Class T common stock, $0.001 par value; 350,000,000 shares authorized; 608,982 and none issued and outstanding at December 31, 2015 and 2014, respectively	609	—
Additional paid-in capital	187,434,752	14,004,810
Distributions	(3,893,528)	(311,975)
Accumulated deficit	(17,687,326)	(2,396,385)

Total Strategic Storage Trust II, Inc. equity	165,875,192	11,298,216

Noncontrolling interests in our Operating Partnership	(23,244)	81,881

Total equity	165,851,948	11,380,097

Total liabilities and equity	$193,654,290	$35,050,649

See notes to consolidated financial statements.

STRATEGIC STORAGE TRUST II, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

Years Ended December 31, 2015 and 2014 and the Period from January 8, 2013 (date of inception) through

December 31, 2013

	Year Ended December 31, 2015	Year Ended December 31, 2014	Period from January 8, 2013 (date of inception) through December 31, 2013
Revenues:
Self storage rental revenue	$17,547,235	$450,963	$—
Ancillary operating revenue	358,464	14,382	—

Total revenues	17,905,699	465,345	—

Operating expenses:
Property operating expenses	6,754,391	167,434	—
Property operating expenses – affiliates	2,124,892	69,541	—
General and administrative	1,591,577	943,865	—
Depreciation	3,967,981	94,063	—
Intangible amortization expense	5,142,417	158,617	—
Acquisition expenses – affiliates	2,776,679	1,089,783	—
Other property acquisition expenses	624,642	198,907	—

Total operating expenses	22,982,579	2,722,210	—

Operating loss	(5,076,880)	(2,256,865)	—
Other income (expense):
Interest expense	(2,908,171)	(116,920)	—
Accretion of fair market value of secured debt	91,061	16,543	—
Debt issuance costs	(1,011,121)	(4,343)	—
Other	(32,430)	—	—

Net loss	(8,937,541)	(2,361,585)	—
Less: Distributions to preferred unitholders in our Operating Partnership	(4,825,139)	(117,472)	—
Less: Accretion of preferred equity costs	(1,621,385)	(28,115)	—
Net loss attributable to the noncontrolling interests in our Operating Partnership	93,124	110,787	—

Net loss attributable to Strategic Storage Trust II, Inc. common stockholders	$(15,290,941)	$(2,396,385)	$—

Net loss per Class A share – basic and diluted	$(2.56)	$(4.59)	$—
Net loss per Class T share – basic and diluted	$(2.56)	$—	$—

Weighted average Class A shares outstanding – basic and diluted	5,923,286	522,223	42
Weighted average Class T shares outstanding – basic and diluted	45,924	—	—

See notes to consolidated financial statements.

STRATEGIC STORAGE TRUST II, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EQUITY

Years Ended December 31, 2015 and 2014 and the Period from January 8, 2013 (date of inception) through December 31, 2013

	Common Stock
	Class A		Class T
	Number of Shares	Common Stock Par Value	Number of Shares	Common Stock Par Value	Additional Paid-in Capital	Distributions	Accumulated Deficit	Total Strategic Storage Trust II, Inc. Equity	Noncontrolling Interests in our Operating Partnership	Total Equity	Preferred Equity in our Operating Partnership	Redeemable Common Stock
Balance as of January 8, 2013 (date of inception)	—	$—	—	$—	$—	$—	$—	$—	$—	$—	$—	$—
Gross proceeds from issuance of common stock	100	1	—	—	999	—	—	1,000	—	1,000	—	—
Issuance of limited partnership units in our Operating Partnership	—	—	—	—	—	—	—	—	200,000	200,000	—	—

Balance as of December 31, 2013	100	1	—	—	999	—	—	1,000	200,000	201,000	—	—
Gross proceeds from issuance of common stock	1,757,677	1,757	—	—	17,535,145	—	—	17,536,902	—	17,536,902	—	—
Offering costs	—	—	—	—	(3,531,326)	—	—	(3,531,326)	—	(3,531,326)	—	—
Changes to redeemable common stock	—	—	—	—	(73,514)	—	—	(73,514)	—	(73,514)	—	73,514
Distributions ($0.60 per share)	—	—	—	—	—	(311,975)	—	(311,975)	—	(311,975)	—	—
Distributions for noncontrolling interests	—	—	—	—	—	—	—	—	(7,332)	(7,332)	—	—
Issuance of shares for distribution reinvestment plan	7,738	8	—	—	73,506	—	—	73,514	—	73,514	—	—
Net loss attributable to Strategic Storage II Trust, Inc.	—	—	—	—	—	—	(2,396,385)	(2,396,385)	—	(2,396,385)	—	—
Net loss attributable to the noncontrolling interests in our Operating Partnership	—	—	—	—	—	—	—	—	(110,787)	(110,787)	—	—
Gross proceeds from issuance of preferred equity in our Operating Partnership	—	—	—	—	—	—		—	—	—	6,517,119	—
Preferred equity issuance costs	—	—	—	—	—	—		—	—	—	(1,517,119)	—
Accretion of preferred equity issuance costs	—	—	—	—	—	—		—	—	—	28,115	—

Balance as of December 31, 2014	1,765,515	1,766	—	—	14,004,810	(311,975)	(2,396,385)	11,298,216	81,881	11,380,097	5,028,115	73,514
Gross proceeds from issuance of common stock	18,797,161	18,796	608,918	608	193,085,902	—	—	193,105,306	—	193,105,306	—	—
Offering costs	—	—	—	—	(19,667,131)	—	—	(19,667,131)	—	(19,667,131)	—	—
Changes to redeemable common stock	—	—	—	—	(1,177,289)	—	—	(1,177,289)	—	(1,177,289)	—	1,177,289
Redemptions of common stock	(1,750)	(1)	—	—	—	—	—	(1)	—	(1)	—	(27,320)
Distributions ($0.60 per share)	—	—	—	—	—	(3,581,553)	—	(3,581,553)	—	(3,581,553)	—	—
Distributions for noncontrolling interests	—	—	—	—	—	—	—	—	(12,001)	(12,001)	—	—
Issuance of shares for distribution reinvestment plan	123,865	124	64	1	1,177,164	—	—	1,177,164	—	1,177,289	—	—
Deferred compensation expense	—	—	—	—	11,296	—	—	11,296	—	11,296	—	—
Net loss attributable to Strategic Storage II Trust, Inc.	—	—	—	—	—	—	(15,290,941)	(15,290,941)	—	(15,290,941)	—	—
Net loss attributable to the noncontrolling interests in our Operating Partnership	—	—	—	—	—	—	—	—	(93,124)	(93,124)	—	—
Gross proceeds from issuance of preferred equity in our Operating Partnership	—	—	—	—	—	—	—	—	—	—	52,952,380	—
Redemption of preferred equity in our Operating Partnership	—	—	—	—	—	—	—	—	—	—	(59,469,500)	—
Preferred equity issuance costs	—	—	—	—	—	—	—	—	—	—	(132,380)	—
Accretion of preferred equity issuance costs	—	—	—	—	—	—	—	—	—	—	1,621,385	—

Balance as of December 31, 2015	20,684,791	$20,685	608,982	$609	$187,434,752	$(3,893,528)	$(17,687,326)	$165,875,192	$(23,244)	$165,851,948	$—	$1,223,483

See notes to consolidated financial statements.

STRATEGIC STORAGE TRUST II, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31, 2015 and 2014 and the Period from January 8, 2013 (date of inception) through

December 31, 2013

	Year Ended December 31, 2015	Year Ended December 31, 2014	Period from January 8, 2013 (date of inception) through December 31,2013
Cash flows from operating activities:
Net loss	$(8,937,541)	$(2,361,585)	$—
Adjustments to reconcile net loss to cash used in operating activities:
Depreciation and amortization	9,657,330	257,023	—
Accretion of fair market value adjustment of secured debt	(91,061)	(16,543)	—
Expense related to issuance of restricted stock	11,296	—	—
Increase (decrease) in cash from changes in assets and liabilities:
Other assets	(1,516,214)	(145,776)	—
Restricted cash	59,215	(177,701)	—
Accounts payable and accrued liabilities	1,125,839	501,065	—
Due to affiliates	(1,561,104)	1,609,075	—

Net cash used in operating activities	(1,252,240)	(334,442)	—

Cash flows from investing activities:
Purchase of real estate	(136,121,758)	(9,481,306)	—
Additions to real estate facilities	(2,170,514)	(2,255)	—
Deposits on acquisition of real estate facilities	(2,486,163)	(4,000,000)	—
Restricted cash	(86,915)	(205,091)	—

Net cash flows used in investing activities	(140,865,350)	(13,688,652)	—

Cash flows from financing activities:
Gross proceeds from issuance of secured debt	71,981,167	—	—
Principal payments on secured debt	(62,147,740)	(14,280)	—
Proceeds from issuance of preferred equity in our Operating Partnership	52,820,000	5,000,000	—
Redemption of preferred equity in our Operating Partnership	(59,469,500)	—	—
Debt issuance costs	(2,582,779)	(200,842)	—
Gross proceeds from issuance of common stock	190,817,800	17,477,102	1,000
Offering costs	(21,291,432)	(1,710,059)	—
Redemption of common stock	(17,500)	—	—
Issuance of Operating Partnership units	—	—	200,000
Distributions paid to common stockholders	(1,497,802)	(158,037)	—
Distributions paid to preferred unitholders in our Operating Partnership	(4,909,305)	(33,306)	—
Distributions paid to noncontrolling interests in our Operating Partnership	(12,001)	(7,332)	—

Net cash flows provided by financing activities	163,690,908	20,353,246	201,000

Change in cash and cash equivalents	21,573,318	6,330,152	201,000
Cash and cash equivalents, beginning of period	6,531,152	201,000	—

Cash and cash equivalents, end of period	$28,104,470	$6,531,152	$201,000

Supplemental disclosures and non-cash transactions:
Cash paid for interest	$2,807,997	$116,920	$—
Supplemental disclosure of noncash activities:
Deposit applied to the purchase of real estate facilities	$4,444,491	$—	$—
Proceeds from issuance of common stock in other assets	$2,346,306	$59,800	$—
Disposal of site improvements	$273,963	$—	$—
Transfer from intangibles to real estate facilities to finalize purchase price allocations	$958,000	$—	$—
Additions to construction in process included in accounts payable and accrued liabilities	$369,903	$—	$—
Offering costs included in due to affiliates	$160,512	$1,811,795	$—
Debt issuance costs included in due to affiliates	$—	$441,873	$—
Offering costs included in accounts payable and accrued liabilities	$45,275	$9,472	$—
Redemption of common stock	$9,820	$—	$—
Issuance of shares pursuant to distribution reinvestment plan	$1,177,289	$73,514	$—
Distributions payable	$986,886	$80,424	$—
Preferred equity issuance cost	$—	$1,517,119	$—
Secured debt assumed during the purchase of real estate	$—	$12,618,694	$—
Other assets included in due to affiliates	$—	$461,492	$—
Debt issuance costs included in accounts payable and accrued liabilities	$104,171	$74,690	$—
Distributions payable to preferred unitholders in our Operating Partnership	$—	$84,166	$—

See notes to consolidated financial statements.

STRATEGIC STORAGE TRUST II, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2015

Note 1. Organization

Strategic Storage Trust II, Inc., a Maryland corporation (the “Company”), was formed on January 8, 2013 under the Maryland General Corporation Law for the purpose of engaging in the business of investing in self storage facilities. The Company’s year-end is December 31. As used in this supplement, “we,” “us,” “our,” and “Company” refer to Strategic Storage Trust II, Inc.

Strategic Storage Holdings, LLC, a Delaware limited liability company (“SSH”), was the sponsor of our Offering (as defined below) through August 31, 2014. Effective August 31, 2014, SmartStop Self Storage, Inc. (“SmartStop”), formerly known as Strategic Storage Trust, Inc., entered into a series of transactions, agreements and amendments to its existing agreements and arrangements (such agreements and amendments hereinafter referred to collectively as the “Self Administration and Investment Management Transaction”) with SSH and its affiliates, pursuant to which, effective August 31, 2014, SmartStop acquired the self storage advisory, asset management, property management and investment management businesses of SSH including SSH’s sole membership interest in SmartStop Asset Management, LLC (formerly Strategic Storage Realty Group, LLC), which owns 97.5% of the economic interests (and 100% of the voting membership interests) of Strategic Storage Advisor II, LLC (our “Advisor”) and owns 100% of Strategic Storage Property Management II, LLC (our “Property Manager”).

On October 1, 2015, SmartStop and Extra Space Storage Inc. (“Extra Space”), along with subsidiaries of each of SmartStop and Extra Space, closed on a merger transaction (the “Merger”) in which SmartStop was acquired by Extra Space for $13.75 per share in cash, representing an enterprise value of approximately $1.4 billion. At the closing of the Merger, SmartStop Asset Management, LLC, the owner of our Property Manager and majority and sole voting member of our Advisor, was sold to an entity controlled by H. Michael Schwartz, our Chairman of the Board of Directors, Chief Executive Officer and President, and became our sponsor (our “Sponsor”). The former executive management team of SmartStop continues to serve as the executive management team for our Sponsor. In addition, our management team remains the same, as well as the management team of our Advisor and Property Manager.

We have no employees. Our Advisor, a Delaware limited liability company, was formed on January 8, 2013. Our Advisor is responsible for managing our affairs on a day-to-day basis and identifying and making acquisitions and investments on our behalf under the terms of the advisory agreement we have with our Advisor (our “Advisory Agreement”). The officers of our Advisor are also officers of us and our Sponsor.

On August 2, 2013, our Advisor purchased 100 shares of our common stock for $1,000 and became our initial stockholder. Our Articles of Amendment and Restatement, as amended, authorize 350,000,000 shares of Class A common stock, $0.001 par value per share (the “Class A Shares”) and 350,000,000 shares of Class T common stock, $0.001 par value per share (the “Class T Shares”) and 200,000,000 shares of preferred stock with a par value of $0.001. We are offering a maximum of $1,000,000,000 of common shares for sale to the public (the “Primary Offering”) and $95,000,000 of common shares for sale pursuant to our distribution reinvestment plan (collectively, the “Offering”).

On January 10, 2014, the Securities and Exchange Commission (“SEC”) declared our registration statement effective. On May 23, 2014, we satisfied the $1.5 million minimum offering requirements of our Offering and commenced formal operations. On September 28, 2015, we revised our Primary Offering and are now offering two classes of shares of common stock: Class A Shares and Class T Shares. As of December 31, 2015, we had issued approximately 20.7 million Class A Shares and approximately 0.6 million Class T Shares in our Offering for gross proceeds of approximately $206.1 million and approximately $5.8 million, respectively. We intend to invest the net proceeds from the Offering primarily in self storage facilities and related self storage real estate investments. As of December 31, 2015 we owned 33 properties and subsequent to December 31, 2015 we acquired an additional seven properties (see Note 11).

STRATEGIC STORAGE TRUST II, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2015

Our operating partnership, Strategic Storage Operating Partnership II, L.P., a Delaware limited partnership (our “Operating Partnership”), was formed on January 9, 2013. During 2013, our Advisor purchased limited partnership interests in our Operating Partnership for $200,000 and on August 2, 2013, we contributed the initial $1,000 capital contribution we received to our Operating Partnership in exchange for the general partner interest. Our Operating Partnership owns, directly or indirectly through one or more special purpose entities, all of the self storage properties that we have acquired and the self storage properties we will acquire in the future. As of December 31, 2015, we owned approximately 99.9% of the common units of limited partnership interests of our Operating Partnership. The remaining approximately 0.1% of the common units are owned by our Advisor. Our Operating Partnership had issued approximately 2.4 million Series A Cumulative Redeemable Preferred Units (the “Preferred Units”) to SSTI Preferred Investor, LLC (the “Preferred Investor”), a wholly-owned subsidiary of SmartStop Self Storage Operating Partnership, L.P., the former operating partnership of SmartStop, in exchange for an investment in our Operating Partnership of approximately $59.5 million. Such Preferred Units were owned by Extra Space subsequent to the Merger. As of December 31, 2015, we had redeemed all of the Preferred Units. As the sole general partner of our Operating Partnership, we have the exclusive power to manage and conduct the business of our Operating Partnership. We conduct certain activities through our taxable REIT subsidiary, Strategic Storage TRS II, Inc., a Delaware corporation (the “TRS”), which is a wholly-owned subsidiary of our Operating Partnership.

Our Property Manager was formed on January 8, 2013 to manage our properties. Our Property Manager derives substantially all of its income from the property management services it performs for us. Our Property Manager may enter into sub-property management agreements with third party management companies and pay part of its management fee to such sub-property manager. At the closing of the Merger, we entered into new property management agreements with our Property Manager and our Property Manager entered into sub-property management agreements with Extra Space for the management of our properties in the United States. Furthermore, Extra Space acquired the rights to the “SmartStop® Self Storage” brand in the United States through the merger and we can no longer utilize this brand in the United States. The properties we own were re-branded under the Extra Space name subsequent to the merger. However, any properties owned or acquired in Canada will be managed by a subsidiary of our Sponsor and will continue to be branded using the SmartStop® Self Storage brand.

Our dealer manager is Select Capital Corporation, a California corporation (our “Dealer Manager”). Our Dealer Manager is responsible for marketing our shares being offered pursuant to our Primary Offering. Our president owned, through a wholly-owned limited liability company, a 15% non-voting equity interest in our Dealer Manager through August 31, 2014. Effective August 31, 2014, SmartStop indirectly owned the 15% non-voting equity interest in our Dealer Manager, pursuant to the Self Administration and Investment Management Transaction. Effective October 1, 2015, in connection with the Merger, the 15% non-voting equity interest in our Dealer Manager is now owned by our Sponsor. An affiliate of our Dealer Manager continues to own a 2.5% non-voting membership interest in our Advisor.

As we accept subscriptions for shares of our common stock, we transfer substantially all of the net offering proceeds to our Operating Partnership as capital contributions in exchange for additional units of interest in our Operating Partnership. However, we are deemed to have made capital contributions in the amount of gross proceeds received from investors, and our Operating Partnership is deemed to have simultaneously paid the sales commissions and other costs associated with the Offering. In addition, our Operating Partnership is structured to make distributions with respect to limited partnership units that are equivalent to the distributions made to holders of common stock. Finally, a limited partner in our Operating Partnership may later exchange his or her limited partnership units in our Operating Partnership for shares of our common stock at any time after one year following the date of issuance of their limited partnership units, subject to certain restrictions outlined in our Operating Partnership’s limited partnership agreement (the “Operating Partnership Agreement”). Our Advisor is prohibited from exchanging or otherwise transferring its limited partnership units so long as it is acting as our Advisor pursuant to our Advisory Agreement.

STRATEGIC STORAGE TRUST II, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2015

Note 2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) as contained within the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) and the rules and regulations of the SEC.

Principles of Consolidation

Our financial statements, and the financial statements of our Operating Partnership, including its wholly-owned subsidiaries, are consolidated in the accompanying consolidated financial statements. The portion of these entities not wholly-owned by us is presented as noncontrolling interests. All significant intercompany accounts and transactions have been eliminated in consolidation.

Consolidation Considerations

Current accounting guidance provides a framework for identifying a variable interest entity (“VIE”) and determining when a company should include the assets, liabilities, noncontrolling interests, and results of activities of a VIE in its consolidated financial statements. In general, a VIE is an entity or other legal structure used to conduct activities or hold assets that either (1) has an insufficient amount of equity to carry out its principal activities without additional subordinated financial support, (2) has a group of equity owners that are unable to make significant decisions about its activities, or (3) has a group of equity owners that do not have the obligation to absorb losses or the right to receive returns generated by its operations. Generally, a VIE should be consolidated if a party with an ownership, contractual, or other financial interest in the VIE (a variable interest holder) has the power to direct the VIE’s most significant activities and the obligation to absorb losses or right to receive benefits of the VIE that could be significant to the VIE. A variable interest holder that consolidates the VIE is called the primary beneficiary. Upon consolidation, the primary beneficiary generally must initially record all of the VIE’s assets, liabilities, and noncontrolling interest at fair value and subsequently account for the VIE as if it were consolidated based on majority voting interest. As of December 31, 2015 and 2014, we had not entered into contracts/interests that would be deemed to be variable interests in VIEs.

Use of Estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. The current economic environment has increased the degree of uncertainty inherent in these estimates and assumptions. Management will adjust such estimates when facts and circumstances dictate. Actual results could materially differ from those estimates. The most significant estimates made include the allocation of property purchase price to tangible and intangible assets acquired and liabilities assumed at fair value, the determination if certain entities should be consolidated, the evaluation of potential impairment of long-lived assets, and the useful lives of real estate assets and intangibles.

Cash and Cash Equivalents

We consider all short-term, highly liquid investments that are readily convertible to cash with a maturity of three months or less at the time of purchase to be cash equivalents.

We may maintain cash equivalents in financial institutions in excess of insured limits, but believe this risk will be mitigated by only investing in or through major financial institutions.

STRATEGIC STORAGE TRUST II, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2015

Restricted Cash

Restricted cash consists primarily of impound reserve accounts for property taxes, insurance and capital improvements in connection with the requirements of our loan agreement.

Real Estate Purchase Price Allocation

We account for acquisitions in accordance with amended accounting guidance which requires that we allocate the purchase price of the property to the tangible and intangible assets acquired and the liabilities assumed based on estimated fair values. This guidance requires us to make significant estimates and assumptions, including fair value estimates, as of the acquisition date and to adjust those estimates as necessary during the measurement period (defined as the period, not to exceed one year, in which we may adjust the provisional amounts recognized for an acquisition). Acquisitions of portfolios of facilities are allocated to the individual facilities based upon an income approach or a cash flow analysis using appropriate risk adjusted capitalization rates which take into account the relative size, age, and location of the individual facility along with current and projected occupancy and rental rate levels or appraised values, if available. Allocations to the individual assets and liabilities are based upon comparable market sales information for land and estimates of depreciated replacement cost of equipment, building and site improvements. In allocating the purchase price, we determine whether the acquisition includes intangible assets or liabilities. Substantially all of the leases in place at acquired properties are at market rates, as the majority of the leases are month-to-month contracts. We also consider whether in-place, market leases represent an intangible asset. We recorded approximately $8.0 million and approximately $1.2 million in intangible assets to recognize the value of in-place leases related to our acquisitions during 2015 and 2014, respectively. We do not expect, nor to date have we recorded, intangible assets for the value of customer relationships because we expect we will not have concentrations of significant customers and the average customer turnover will be fairly frequent. Our acquisition-related transaction costs are required to be expensed as incurred. During the years ended December 31, 2015 and 2014 we expensed approximately $3.4 million and $1.3 million, respectively, of acquisition-related transaction costs.

Should the initial accounting for an acquisition be incomplete by the end of a reporting period that falls within the measurement period, we will report provisional amounts in our financial statements. During the measurement period, we will adjust the provisional amounts recognized at the acquisition date to reflect new information obtained about facts and circumstances that existed as of the acquisition date that, if known, would have affected the measurement of the amounts recognized as of that date and we will record those adjustments to our financial statements. We will recognize any measurement adjustments during the period in which we determine the amount of the adjustment to our financial statements, potentially including adjustments to interest, depreciation and amortization expense.

Evaluation of Possible Impairment of Long-Lived Assets

Management will continually monitor events and changes in circumstances that could indicate that the carrying amounts of our long-lived assets, may not be recoverable. When indicators of potential impairment are present that indicate that the carrying amounts of the assets may not be recoverable, we will assess the recoverability of the assets by determining whether the carrying value of the long-lived assets will be recovered through the undiscounted future operating cash flows expected from the use of the asset and its eventual disposition. In the event that such expected undiscounted future cash flows do not exceed the carrying value, we will adjust the value of the long-lived assets to the fair value and recognize an impairment loss. For the years ended December 31, 2015 and 2014, no impairment losses were recognized.

Revenue Recognition

Management believes that all of our leases are operating leases. Rental income is recognized in accordance with the terms of the leases, which generally are month-to-month. Revenues from any long-term

STRATEGIC STORAGE TRUST II, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2015

operating leases are recognized on a straight-line basis over the term of the lease. The excess of rents received over amounts contractually due pursuant to the underlying leases is included in accounts payable and accrued liabilities in our consolidated balance sheets and contractually due but unpaid rent is included in other assets.

Allowance for Doubtful Accounts

Tenant accounts receivable is reported net of an allowance for doubtful accounts. Management’s estimate of the allowance is based upon a review of the current status of tenant accounts receivable. It is reasonably possible that management’s estimate of the allowance will change in the future.

Real Estate Facilities

Real estate facilities are recorded at cost. We capitalize costs incurred to develop, construct, renovate and improve properties, including interest and property taxes incurred during the construction period. The construction period begins when expenditures for the real estate assets have been made and activities that are necessary to prepare the asset for its intended use are in progress. The construction period ends when the asset is substantially complete and ready for its intended use.

Depreciation of Real Property Assets

Our management is required to make subjective assessments as to the useful lives of our depreciable assets. We consider the period of future benefit of the asset to determine the appropriate useful lives.

Depreciation of our real property assets is charged to expense on a straight-line basis over the estimated useful lives as follows:

Description	Standard Depreciable Life
Land	Not Depreciated
Buildings	30-35 years
Site Improvements	7-10 years

As described in Note 1, after the close of the Merger all of our properties in the United States were re-branded under the Extra Space name. As such, during the three months ended September 30, 2015, the depreciable lives for capitalized SmartStop branded signs were reduced to their estimated remaining useful lives. Depreciation expense for the year ended December 31, 2015 includes approximately $230,000 of accelerated depreciation related to the SmartStop branded signs.

Depreciation of Personal Property Assets

Personal property assets consist primarily of furniture, fixtures and equipment and are depreciated on a straight-line basis over the estimated useful lives generally ranging from 3 to 5 years, and are included in other assets on our consolidated balance sheets.

Intangible Assets

We have allocated a portion of our real estate purchase price to in-place leases. We are amortizing in-place leases on a straight-line basis over the estimated future benefit period. As of December 31, 2015, the gross amounts allocated to in-place lease intangibles was approximately $9.2 million and accumulated amortization of in-please lease intangibles totaled approximately $5.3 million. As of December 31, 2014, the gross amounts allocated to in-place lease intangibles was approximately $2.1 million and accumulated amortization of in-place lease intangibles totaled approximately $0.2 million.

STRATEGIC STORAGE TRUST II, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2015

The total estimated amortization expense of intangible assets for the years ending December 31, 2016, and 2017, is approximately $3.8 million, and $100,000, respectively, and none for the years thereafter.

Debt Issuance Costs

Costs incurred in connection with obtaining financing are deferred and amortized on a straight-line basis over the term of the related loan, which is not materially different than the effective interest method. As of December 31, 2015 and 2014 accumulated amortization of debt issuance costs totaled approximately $48,000 and approximately $4,000, respectively.

Organizational and Offering Costs

Our Advisor may fund organization and offering costs on our behalf. We will be required to reimburse our Advisor for such organization and offering costs; provided, however, our Advisor must reimburse us within 60 days after the end of the month in which the Offering terminates to the extent we paid or reimbursed organization and offering costs (excluding sales commissions and dealer manager fees) in excess of 3.5% of the gross offering proceeds from the Primary Offering. Such costs will be recognized as a liability when we have a present responsibility to reimburse our Advisor, which is defined in our Advisory Agreement as the date we satisfied the minimum offering requirements of our Offering (which occurred on May 23, 2014). If at any point in time we determine that the total organization and offering costs are expected to exceed 3.5% of the gross proceeds anticipated to be received from the Primary Offering, we will recognize such excess as a capital contribution from our Advisor. As of December 31, 2015, we do not believe total organization and offering costs will exceed 3.5% of the gross proceeds anticipated to be received from the Primary Offering. Offering costs are recorded as an offset to additional paid-in capital, and organization costs are recorded as an expense.

Redeemable Common Stock

We adopted a share redemption program that will enable stockholders to sell their shares to us in limited circumstances.

We record amounts that are redeemable under the share redemption program as redeemable common stock in the accompanying consolidated balance sheet since the shares are redeemable at the option of the holder and therefore their redemption is outside our control. The maximum amount redeemable under our share redemption program is limited to the number of shares we can repurchase with the amount of the net proceeds from the sale of shares under the distribution reinvestment plan. However, accounting guidance states that determinable amounts that can become redeemable but that are contingent on an event that is likely to occur (e.g., the passage of time) should be presented as redeemable when such amount is known. Therefore, the net proceeds from the distribution reinvestment plan are considered to be temporary equity and are presented as redeemable common stock in the accompanying consolidated balance sheet.

In addition, current accounting guidance requires, among other things, that financial instruments that represent a mandatory obligation of us to repurchase shares be classified as liabilities and reported at settlement value. Our redeemable common shares will be contingently redeemable at the option of the holder. When we determine we have a mandatory obligation to repurchase shares under the share redemption program, we will reclassify such obligations from temporary equity to a liability based upon their respective settlement values.

For the year ended December 31, 2015 we received two redemption requests, one for approximately 1,750 shares which was fulfilled in July 2015, and another for approximately 1,095 shares which was fulfilled in January 2016. For the year ended December 31, 2014, we did not receive any requests for redemptions.

STRATEGIC STORAGE TRUST II, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2015

Accounting for Equity Awards

The cost of restricted stock is required to be measured based on the grant date fair value and the cost recognized over the relevant service period.

Fair Value Measurements

The accounting standard for fair value measurements and disclosures defines fair value, establishes a framework for measuring fair value, and provides for expanded disclosure about fair value measurements. Fair value is defined by the accounting standard for fair value measurements and disclosures as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. It also establishes a fair value hierarchy that prioritizes observable and unobservable inputs used to measure fair value into three levels. The following summarizes the three levels of inputs and hierarchy of fair value we will use when measuring fair value:

•	Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities that we have the ability to access;

•	Level 2 inputs may include quoted prices for similar assets and liabilities in active markets, as well as interest rates and yield curves that are observable at commonly quoted intervals; and

•	Level 3 inputs are unobservable inputs for the assets or liabilities that are typically based on an entity’s own assumptions as there is little, if any, related market activity.

In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the fair value measurement will fall within the lowest level that is significant to the fair value measurement in its entirety.

The accounting guidance for fair value measurements and disclosures provides a framework for measuring fair value and establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. In determining fair value, we will utilize valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible as well as consider counterparty credit risk in our assessment of fair value. Considerable judgment will be necessary to interpret Level 2 and 3 inputs in determining fair value of our financial and non-financial assets and liabilities. Accordingly, there can be no assurance that the fair values we will present will be indicative of amounts that may ultimately be realized upon sale or other disposition of these assets.

Financial and non-financial assets and liabilities measured at fair value on a non-recurring basis in our consolidated financial statements consist of real estate and related liabilities assumed related to our acquisitions. The fair values of these assets and liabilities were determined as of the acquisition dates using widely accepted valuation techniques, including (i) discounted cash flow analysis, which considers, among other things, leasing assumptions, growth rates, discount rates and terminal capitalization rates, (ii) income capitalization approach, which considers prevailing market capitalization rates, and (iii) comparable sales activity. In general, we consider multiple valuation techniques when measuring fair values. However, in certain circumstances, a single valuation technique may be appropriate. All of the fair values of the assets and liabilities as of the acquisition dates were derived using Level 3 inputs.

The carrying amounts of cash and cash equivalents, tenant accounts receivable, other assets, accounts payable and accrued liabilities, distributions payable and amounts due to affiliates will approximate fair value because of the relatively short-term nature of these instruments.

STRATEGIC STORAGE TRUST II, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2015

The table below summarizes our fixed rate notes payable at December 31, 2015 and 2014. The estimated fair value of financial instruments is subjective in nature and is dependent on a number of important assumptions, including discount rates and relevant comparable market information associated with each financial instrument. The fair value of the fixed rate notes payable was estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. The use of different market assumptions and estimation methodologies may have a material effect on the reported estimated fair value amounts. Accordingly, the estimates presented below are not necessarily indicative of the amounts we would realize in a current market exchange.

	December 31, 2015		December 31, 2014
	Fair Value	Carrying Value	Fair Value	Carrying Value
Fixed Rate Secured Debt	$13,300,000	$13,237,237	$13,500,000	$13,494,871

To comply with GAAP, we incorporate credit valuation adjustments to appropriately reflect both our own nonperformance risk and the respective counterparty’s nonperformance risk in the fair value measurements. In adjusting the fair value of derivative contracts for the effect of non-performance risk, we will consider the impact of netting and any applicable credit enhancements, such as collateral postings, thresholds, mutual puts, and guarantees.

Noncontrolling Interest in Consolidated Entities

We account for the noncontrolling interest in our Operating Partnership in accordance with the related accounting guidance. Due to our control through our general partnership interest in our Operating Partnership and the limited rights of the limited partner, our Operating Partnership, including its wholly-owned subsidiaries, are consolidated with the Company and the limited partner interest is reflected as a noncontrolling interest in the accompanying consolidated balance sheet. The noncontrolling interest shall be attributed its share of income and losses, even if that attribution results in a deficit noncontrolling interest balance.

Income Taxes

We made an election to be taxed as a Real Estate Investment Trust (“REIT”), under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended (the “Code”), commencing with our taxable year ended December 31, 2014. To continue to qualify as a REIT, we must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of the REIT’s ordinary taxable income to stockholders. As a REIT, we generally will not be subject to federal income tax on taxable income that we distribute to our stockholders. If we fail to qualify as a REIT in any taxable year, we will then be subject to federal income taxes on our taxable income at regular corporate rates and will not be permitted to qualify for treatment as a REIT for federal income tax purposes for four years following the year during which qualification is lost unless the IRS grants us relief under certain statutory provisions. Such an event could materially adversely affect our net income and net cash available for distribution to stockholders. However, we believe that we are organized and operate in such a manner as to continue to qualify for treatment as a REIT and intend to operate in the foreseeable future in such a manner that we will remain qualified as a REIT for federal income tax purposes.

Even if we continue to qualify for taxation as a REIT, we may be subject to certain state and local taxes on our income and property, and federal income and excise taxes on our undistributed income.

We filed elections to treat our TRS as a taxable REIT subsidiary effective January 1, 2014. In general, the TRS performs additional services for our customers and generally engages in any real estate or non-real estate related business. The TRS is subject to corporate federal and state income tax. The TRS follows accounting guidance which requires the use of the asset and liability method. Deferred income taxes represent the tax effect of future differences between the book and tax bases of assets and liabilities.

STRATEGIC STORAGE TRUST II, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2015

Per Share Data

Basic earnings per share attributable to Strategic Storage Trust II, Inc. for all periods presented are computed by dividing net income (loss) attributable to Strategic Storage Trust II, Inc. by the weighted average number of shares outstanding during the period, excluding unvested restricted stock. Diluted earnings per share are computed by dividing net income (loss) attributable to Strategic Storage Trust II, Inc. by the weighted average number of shares outstanding, adjusted for the dilutive effect of unvested restricted stock, utilizing the treasury stock method. For all periods presented the dilutive effective of unrestricted stock was not included in the dilutive weighted average shares as such shares were antidilutive.

Recently Issued Accounting Guidance

In May 2014, the Financial Accounting Standards Board (“FASB”) issued ASU 2014-09 “Revenue from Contracts with Customers” (“ASU 2014-09”) as Accounting Standards Codification (“ASC”) Topic 606. The objective of ASU 2014-09 is to establish a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and will supersede most of the existing revenue recognition guidance, including industry-specific guidance. The core principle is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In applying the new standard, companies will perform a five-step analysis of transactions to determine when and how revenue is recognized. ASU 2014-09 applies to all contracts with customers except those that are within the scope of other topics in the FASB ASC. In July 2015, the FASB voted to defer the effective date by one year to annual reporting periods (including interim periods within those periods) beginning after December 15, 2017 and early adoption is permitted. This ASU shall still be applied using either a full retrospective or modified retrospective approach. We are in the process of evaluating the impact of this standard on our consolidated financial statements and the impact is unknown at this time.

In February 2015, the FASB issued ASU 2015-02, “Consolidation (Topic 810): Amendments to the Consolidation Analysis.” ASU 2015-02 changes the analysis that a reporting entity must perform to determine whether it should consolidate certain types of legal entities. Specifically, ASU 2015-02 modifies the evaluation of whether limited partnerships and similar legal entities are VIEs or voting interest entities, eliminates the presumption that a general partner should consolidate a limited partnership, and affects the evaluation of fee arrangements in the primary beneficiary determination. ASU 2015-02 is effective for periods beginning after December 15, 2015 and early adoption is permitted. We are in the process of evaluating the impact of this standard on our consolidated financial statements and the impact is unknown at this time.

In April 2015, the FASB issued ASU 2015-03, “Interest – Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs.” ASU 2015-03 requires that debt issuance costs be presented in the balance sheet as a direct deduction from the carrying amount of debt liability, consistent with debt discounts or premiums. Given the absence of authoritative guidance within ASU 2015-03 for debt issuance costs related to line-of-credit arrangements, in August 2015, the FASB issued ASU 2015-15, “Interest – Imputation of Interest (Subtopic 835-30), Presentation and Subsequent Measurement of Debt Issuance Costs Associated with Line-of-Credit Arrangements”, which clarifies ASU No. 2015-03 by stating that the staff of the SEC would not object to an entity deferring and presenting debt issuance costs as an asset and subsequently amortizing the deferred debt issuance costs ratably over the term of the line-of-credit arrangement, regardless of whether there are any outstanding borrowings on the line-of-credit arrangement. ASU 2015-03 is effective for periods beginning after December 15, 2015 and early adoption is permitted. We are in the process of evaluating the impact of this standard on our consolidated financial statements and the impact is unknown at this time.

In September 2015, the FASB issued ASU 2015-16, “Business Combinations: Simplifying the Accounting for Measurement-Period Adjustments”. The amendments in the update require an acquirer in a business combination to recognize adjustments to estimated amounts identified during the measurement period in

STRATEGIC STORAGE TRUST II, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2015

the reporting period in which the adjustment amounts are determined. The acquirer must record the effect of the adjustments on earnings as if the accounting had been completed at the acquisition date and the acquirer must disclose in its financial statements the portion of the amounts recorded in each line item of current-period earnings that would have been recorded in previous periods if the adjustments to estimated amounts had been recognized as of the acquisition date. The update is effective for fiscal years beginning after December 15, 2015, including interim periods within those fiscal years, with early adoption permitted for financial statements that have not been issued. We have early adopted this new guidance and the effect on our financial statements is discussed in Note 3.

In February 2016, the FASB issued ASU 2016-02, “Leases (Topic 842)”, which amends the guidance on accounting for leases. Under ASU 2016-02, lessees will be required to recognize the following for all leases (with the exception of short-term leases) at the commencement date: (1) a lease liability, which is a lessee’s obligation to make lease payments arising from a lease; and (2) a right-of-use asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term. Under ASU 2016-02, lessor accounting is largely unchanged. It also includes extensive amendments to the disclosure requirements. ASU 2016-02 is effective for fiscal years and interim periods beginning after December 15, 2018. Early adoption is permitted for financial statements that have not yet been made available for issuance. ASU 2016-02 requires a modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements. We are in the process of evaluating the impact of this standard on our consolidated financial statements and the impact is unknown at this time.

Note 3. Real Estate Facilities

The following summarizes the activity in real estate facilities during the years ended December 31, 2015 and 2014:

Real estate facilities
Balance at December 31, 2013	$—
Facility acquisitions	20,857,000
Improvements and additions	880

Balance at December 31, 2014	20,857,880
Facility acquisitions	132,546,249
Finalized purchase price allocations related to 2014 acquisitions	958,000
Improvements and additions	2,156,384
Asset disposals	(273,963)

Balance at December 31, 2015	$156,244,550

Accumulated depreciation
Balance at December 31, 2013	$—
Depreciation expense	(93,433)

Balance at December 31, 2014	(93,433)
Depreciation expense	(3,936,239)
Asset disposals	273,963

Balance at December 31, 2015	$(3,755,709)

STRATEGIC STORAGE TRUST II, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2015

The following table summarizes the purchase price allocation for our acquisitions during the year ended December 31, 2015:

Property	Acquisition Date	Real Estate Assets	Intangibles	Total	Principal of Debt Issued	2015 Revenue(2)	2015 Property Operating Income(3)
La Verne - CA	1/23/2015	$3,986,875	$180,000	$4,166,875	$2,370,000	$705,564	444,668
Chico - CA	1/23/2015	1,736,875	90,000	1,826,875	1,230,000	553,611	313,050
Riverside - CA	1/23/2015	2,696,875	110,000	2,806,875	1,740,000	862,574	482,506
Fairfield - CA	1/23/2015	3,676,875	250,000	3,926,875	2,250,000	621,060	366,104
Littleton - CO	1/23/2015	4,136,875	210,000	4,346,875	2,310,000	568,008	354,357
Crestwood - IL	1/23/2015	2,346,875	140,000	2,486,875	1,650,000	489,340	246,268
Forestville - MD	1/23/2015	6,286,875	410,000	6,696,875	3,870,000	1,033,216	716,896
Upland - CA	1/29/2015	5,966,875	310,000	6,276,875	3,540,000	310,001	134,707
Lancaster - CA	1/29/2015	1,716,875	90,000	1,806,875	1,140,000	411,394	174,715
Santa Rosa - CA	1/29/2015	9,866,875	600,000	10,466,875	5,760,000	475,487	258,042
Vallejo - CA	1/29/2015	4,936,875	350,000	5,286,875	3,360,000	511,791	293,887
Federal Heights - CO	1/29/2015	4,446,875	300,000	4,746,875	2,550,000	557,445	348,501
Santa Ana - CA	2/5/2015	8,896,875	380,000	9,276,875	4,350,000	1,149,866	714,694
La Habra - CA	2/5/2015	4,416,875	190,000	4,606,875	2,340,000	667,218	428,452
Monterey Park - CA	2/5/2015	4,236,875	190,000	4,426,875	2,340,000	482,731	251,907
Huntington Beach - CA	2/5/2015	10,316,875	560,000	10,876,875	5,760,000	841,183	550,143
Lompoc - CA	2/5/2015	3,746,875	290,000	4,036,875	2,460,000	508,933	248,116
Aurora - CO	2/5/2015	6,716,875	620,000	7,336,875	4,140,000	503,657	281,333
Everett - WA	2/5/2015	4,966,875	230,000	5,196,875	2,190,000	476,990	196,759
Whittier - CA	2/19/2015	5,646,875	270,000	5,916,875	3,330,000	623,323	333,470
Bloomingdale - IL	2/19/2015	4,666,874	330,000	4,996,874	2,520,000	323,982	160,580
Warren I - MI	5/8/2015	3,196,875	240,000	3,436,875	1,620,000	328,826	187,575
Warren II - MI	5/8/2015	3,306,875	330,000	3,636,875	2,040,000	480,171	311,680
Troy - MI	5/8/2015	4,416,875	400,000	4,816,875	2,880,000	343,136	190,639
Sterling Heights - MI	5/21/2015	3,536,875	320,000	3,856,875	2,190,000	251,168	114,146
Beverly - NJ	5/28/2015	2,096,875	80,000	2,176,875	1,365,000	451,703	229,891
Foley - AL(1)	9/11/2015	7,615,000	350,000	7,965,000	—	290,184	171,265
Tampa - FL(1)	11/3/2015	2,962,500	200,000	3,162,500	—	61,468	14,446

2015 Total		$132,546,249	$8,020,000	$140,566,249	$71,295,000	$14,884,030	$8,518,797

(1)	The allocations noted above are based on a preliminary determination of the fair value of the total consideration provided. Such valuations may change as we complete our purchase price accounting.
(2)	The operating results of the facilities acquired above have been included in our statement of operations since their respective acquisition date.
(3)	Property operating income excludes corporate general and administrative expenses, asset management fees, interest expense, depreciation, amortization, and acquisition expenses.

Certain purchase price allocations included above are preliminary and therefore, subject to change upon the completion of our analysis of appraisals and other information related to the acquisitions. We anticipate finalizing the purchase price allocations within one year of their acquisition date, as further evaluations are completed and additional information is received from third parties.

STRATEGIC STORAGE TRUST II, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2015

The following table summarizes our purchase price allocation for our acquisitions during the year ended December 31, 2014:

Property	Acquisition Date	Real Estate Assets	Intangibles	Total	Principal of Debt Assumed	Allocation of Debt Premium	2014 Revenue(1)	2014 Property Operating Income(2)
Morrisville - NC	11/03/2014	$1,968,000	$250,000	$2,218,000	$1,216,000	$88,000	$57,533	$29,825
Cary - NC	11/03/2014	4,377,500	380,000	4,757,500	2,610,000	187,500	85,820	56,170
Raleigh - NC	11/03/2014	3,670,500	410,000	4,080,500	2,238,000	160,500	76,672	42,563
Myrtle Beach I - SC	11/03/2014	5,584,000	600,000	6,184,000	3,392,000	244,000	132,962	89,847
Myrtle Beach II - SC	11/03/2014	5,257,000	510,000	5,767,000	3,163,000	227,000	112,358	72,799
Finalized Purchase Price Allocations		958,000	(958,000)	—	—	—	—	—

2014 Total		$21,815,000	$1,192,000	$23,007,000	$12,619,000	$907,000	$465,345	$291,204

(1)	The operating results of the facilities acquired above have been included in our statement of operations since their respective acquisition date.
(2)	Property operating income excludes corporate general and administrative expenses, asset management fees, interest expense, depreciation, amortization, and acquisition expenses.

We incurred acquisition fees to our Advisor related to the above properties of approximately $2.5 million and $0.4 million for the years ended December 31, 2015 and 2014, respectively.

During 2015 we completed the purchase price allocations for our five properties acquired in 2014 and recognized the adjustments during the fourth quarter measurement period in 2015. These adjustments had the aggregate impact of increasing our allocation to land by approximately $1.2 million and site improvements by approximately $140,000, with reductions to buildings and intangible assets of approximately $380,000 and $960,000 respectively. The impact of such reclassifications was that we recognized measurement period adjustments during the fourth quarter of 2015 to our consolidated statement of operations, which had the net impact of an increase to depreciation expense of approximately $2,000 and a decrease to intangible amortization expense of approximately $180,000.

We also completed the purchase accounting for the properties acquired during the first and second quarters of 2015 and recognized adjustments during the fourth quarter measurement period, which had the aggregate impact of increasing our allocation to land by approximately $1.2 million, building by approximately $4.2 million, and site improvements by approximately $0.7 million, with reductions to intangible assets of approximately $6.1 million. The impact of such reclassifications was that we recognized measurement period adjustments during the fourth quarter of 2015 to our consolidated statement of operations, which had the net impact of an increase to depreciation expense of approximately $130,000 and a decrease to intangible amortization expense of approximately $450,000.

Note 4. Secured Debt

Raleigh/Myrtle Beach Loan

In connection with the acquisition of the five properties in 2014 (collectively, the “Raleigh/Myrtle Beach Portfolio”), we, through five special purpose entities formed to acquire and hold the properties comprising the Raleigh/Myrtle Beach Portfolio (collectively, the “Raleigh/Myrtle Beach Borrowing Entities”), assumed a secured promissory note with C-III Commercial Mortgage LLC (“C-III”) dated August 30, 2013, in the amount of

STRATEGIC STORAGE TRUST II, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2015

approximately $12,600,000 (the “Raleigh/Myrtle Beach Promissory Note”). The Raleigh/Myrtle Beach Promissory Note matures in September 2023 and carries a fixed interest rate of 5.73%. The Raleigh/Myrtle Beach Promissory Note has a prepayment lockout for the first two years of the note. After September 2015, we may defease the Raleigh/Myrtle Beach Promissory Note upon the occurrence of certain conditions. The Raleigh/Myrtle Beach Promissory Note is secured by deeds of trust on our interest in three of the properties in the Raleigh/Myrtle Beach Portfolio, a mortgage on our interest in the other two properties comprising the Raleigh/Myrtle Beach Portfolio and certain of the assets of the Raleigh/Myrtle Beach Borrowing Entities. In addition, we and SmartStop executed a guaranty in favor of C-III guaranteeing the payment of the Raleigh/Myrtle Beach Promissory Note (the “Raleigh/Myrtle Beach Guaranty”). The obligations of SmartStop under the Raleigh/Myrtle Beach Guarantee were assumed by a subsidiary of Extra Space in the Merger. The Raleigh/Myrtle Beach Guaranty requires that we and the Extra Space subsidiary, collectively, maintain a net worth of at least $6.0 million and an aggregate liquidity of at least $2.0 million, exclusive of the interest in the Raleigh/Myrtle Beach Portfolio, and provides that the Extra Space subsidiary may be released from the Raleigh/Myrtle Beach Guarantee if we alone meet certain conditions, including net worth and liquidity requirements. As of December 31, 2015 we alone meet such requirements and conditions and have submitted a request to the lender to release the Extra Space subsidiary from the Raleigh/Myrtle Beach Guarantee.

Amended KeyBank Credit Facility

On December 22, 2015, we, through our Operating Partnership, and certain affiliated entities, entered into an amended and restated revolving credit facility (the “Amended KeyBank Credit Facility”) with KeyBank, as administrative agent and KeyBanc Capital Markets, LLC, as the sole book runner and sole lead arranger, and Texas Capital Bank, N.A., and Comerica Bank as co-lenders. The Amended KeyBank Credit Facility replaced our term credit facility with KeyBank in which we had a maximum borrowing capacity of approximately $71.3 million.

Under the terms of the Amended KeyBank Credit Facility, we have a maximum borrowing capacity of $105 million. It is anticipated that the Amended KeyBank Credit Facility will be used to fund our future self storage property acquisitions. The Amended KeyBank Credit Facility may be increased by up to an additional $395 million, to a maximum credit facility size of $500 million, in minimum increments of $10 million, which KeyBank will arrange on a best efforts basis. Subsequent to December 31, 2015 we increased our maximum borrowing capacity to $145 million (see Note 11).

The Amended KeyBank Credit Facility is a revolving loan with an initial term of three years, maturing on December 22, 2018, with two one-year extension options subject to certain conditions outlined further in the credit agreement for the Amended KeyBank Credit Facility (the “Amended Credit Agreement”). Payments due pursuant to the Amended KeyBank Credit Facility are interest-only for the first 36 months and a 30-year amortization schedule thereafter. The Amended KeyBank Credit Facility bears interest based on the type of borrowing. The ABR Loans bear interest at the lesser of (x) the Alternate Base Rate (as defined in the Amended Credit Agreement) plus the Applicable Rate, or (y) the Maximum Rate (as defined in the Amended Credit Agreement). The Eurodollar Loans bear interest at the lesser of (a) the Adjusted LIBO Rate (as defined in the Amended Credit Agreement) for the Interest Period in effect plus the Applicable Rate, or (b) the Maximum Rate (as defined in the Amended Credit Agreement). The Applicable Rate corresponds to our total leverage, as specified in the Amended Credit Agreement. For any ABR Loans, the Applicable Rate is 125 basis points if our total leverage is less than 50%, and 150 basis points if our leverage is greater than 50%. For any Eurodollar Loan, the Applicable Rate is 225 basis points if our total leverage is less than 50% and 250 basis points if our total leverage is greater than 50%.

The Amended KeyBank Credit Facility is fully recourse and is secured by cross-collateralized first mortgage liens on 28 Mortgaged Properties (as defined in the Amended Credit Agreement). The Amended KeyBank Credit Facility may be prepaid or terminated at any time without penalty, provided, however, that the Lenders (as defined in the Amended Credit Agreement) shall be indemnified for any breakage costs. Pursuant to that certain guaranty (the “KeyBank Guaranty”), dated December 22, 2015, in favor of the Lenders, we serve as a guarantor of all obligations due under the Amended KeyBank Credit Facility.

STRATEGIC STORAGE TRUST II, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2015

Under certain conditions, the Borrower may cause the release of one or more of the properties serving as collateral for the Amended KeyBank Credit Facility, provided that no default or event of default is then outstanding or would reasonably occur as a result of such release, and after taking into account any prepayment of outstanding Loans (as defined in the Amended Credit Agreement) necessary to maintain compliance with the financial covenants.

The Amended KeyBank Credit Facility contains a number of other customary terms and covenants, including the following (capitalized terms are as defined in the Amended Credit Agreement): the aggregate borrowing base availability under the Amended KeyBank Facility is limited to the lesser of: (1) 60% of the Pool Value of the properties in the collateral pool, or (2) an amount that would provide a minimum Debt Service Coverage Ratio of no less than 1.35 to 1.0; and we must meet the following financial tests, calculated as of the close of each fiscal quarter: (1) a Total Leverage Ratio of no more than 60%; (2) a Tangible Net Worth not at any time to be less than the Base Amount plus 80% of Net Equity Proceeds received after the Effective Date; (3) an Interest Coverage Ratio of no less than 1.85 to 1.0; (4) a Fixed Charge Ratio of no less than 1.6 to 1.0; (5) a ratio of varying rate Indebtedness to total Indebtedness not in excess of 30%; (6) a Loan to Value Ratio of not greater than 60%; and (7) a Debt Service Coverage Ratio of not less than 1.35 to 1.0.

Additionally, on May 21, 2015, our Operating Partnership purchased an interest rate cap with a notional amount of $50 million, such that in no event will our interest rate exceed 5.25% thereon through June 1, 2016.

As of December 31, 2015, we had an outstanding principal balance of $10.0 million on the Amended KeyBank Credit Facility.

The following table presents the future principal payment requirements on outstanding secured debt as of December 31, 2015:

2016	$174,449
2017	186,921
2018	10,198,075
2019	209,893
2020	220,483
2021 and thereafter	11,448,020

Total payments	22,437,841
Unamortized fair value adjustment	799,396

Total	$23,237,237

Note 5. Preferred Equity

Issuance of Preferred Units by our Operating Partnership

On November 3, 2014, we and our Operating Partnership entered into a Series A Cumulative Redeemable Preferred Unit Purchase Agreement (the “Unit Purchase Agreement”) with SSTI Preferred Investor, LLC (the “Preferred Investor”), a wholly-owned subsidiary of SmartStop Self Storage Operating Partnership, L.P. through September 30, 2015, and a subsidiary of Extra Space effective October 1, 2015 as a result of the Merger. Pursuant to the Unit Purchase Agreement, the Preferred Investor agreed to provide up to $65 million through a preferred equity investment in our Operating Partnership (the “Preferred Equity Investment”), to be used solely for investments in self storage properties, as described in the underlying documents, in exchange for up to 2.6 million preferred units of limited partnership interest of our Operating Partnership (the “Preferred Units”), each having a liquidation preference of $25.00 per Preferred Unit (the “Liquidation Amount”), plus all of accumulated and unpaid distributions.

STRATEGIC STORAGE TRUST II, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2015

In addition to the Unit Purchase Agreement, we and our Operating Partnership entered into a Second Amended and Restated Limited Partnership Agreement of the Operating Partnership (the “Second Amended and Restated Limited Partnership Agreement”) and Amendment No. 1 to the Second Amended and Restated Limited Partnership Agreement (the “Amendment”). The Second Amended and Restated Limited Partnership Agreement authorized the issuance of additional classes of units of limited partnership interest in the Operating Partnership, established a new series of preferred units of limited partnership interest in the Operating Partnership and sets forth other necessary corresponding changes. All other terms of the Second Amended and Restated Limited Partnership Agreement remained substantially the same as the original Limited Partnership Agreement. The Amendment sets forth key terms of the Preferred Units, some of which are discussed below.

The Preferred Investor invested a total of approximately $59.5 in our Operating Partnership for approximately 2.4 million Preferred Units. Such Preferred Units were owned by Extra Space subsequent to the Merger.

On July 22, 2015, our Operating Partnership redeemed 240,000 Preferred Units for $6 million; on September 23, 2015, our Operating Partnership redeemed 340,000 Preferred Units for $8.5 million; and on October 30, 2015, our Operating Partnership redeemed 1.0 million Preferred Units for $25 million. The Redemption Price for the Preferred Units for the partial redemptions equaled the sum of the Liquidation Amount plus all accumulated and unpaid Current Distributions thereon to the date of redemption. On November 9, 2015, our Operating Partnership redeemed the remaining approximately 800,000 Preferred Units for approximately $22 million resulting in the redemption of all of the Preferred Units. The Redemption Price for the Preferred Units for the redemption of the remaining outstanding Preferred Units equaled the sum of the Liquidation Amount plus all accumulated and unpaid Current Distributions and any accumulated Deferred Distributions thereon to the date of redemption.

As of December 31, 2015, there were no Preferred Units outstanding and we no longer have any obligations to the Preferred Investor, including the payment of any distributions.

The holders of the Preferred Units received current distributions (the “Current Distributions”) at a rate of a one-month LIBOR plus 6.5% per annum on the Liquidation Amount, payable monthly and calculated on an actual/360 basis. In addition to the Current Distributions, our Operating Partnership had the obligation to elect either (A) to pay the holder of the Preferred Units additional distributions monthly in an amount equal to: (i) 4.35% per annum of the Liquidation Amount through March 31, 2017; and (ii) beginning April 1, 2017, 6.35% per annum of the Liquidation Amount or (B) defer the additional distributions ( the “Deferred Distributions”) in an amount that accumulated monthly in an amount equal to (i) LIBOR plus 10.85% of the Deferred Distributions through March 31, 2017; and (ii) beginning April 1, 2017, LIBOR plus 12.85% of the Deferred Distributions.

The Preferred Units could be redeemed by our Operating Partnership, in whole or in part, at the option of our Operating Partnership at any time. The redemption price (the “Redemption Price”) for the Preferred Units was equal to: (i) in the event of a partial redemption, the sum of the Liquidation Amount plus all accumulated and unpaid Current Distributions thereon to the date of redemption; and (ii) in the event of the redemption of all outstanding Preferred Units, the sum of the Liquidation Amount plus all accumulated and unpaid Current Distributions and any accumulated Deferred Distributions thereon to the date of redemption. If fewer than all of the outstanding Preferred Units were to be redeemed at the option of our Operating Partnership, the Preferred Units to be redeemed would be determined pro rata or by lot or in such other manner as determined by us, as the general partner of our Operating Partnership to be fair and equitable to all holders of the Preferred Units.

STRATEGIC STORAGE TRUST II, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2015

The holder of the Preferred Units could have required our Operating Partnership to repurchase the Preferred Units upon the occurrence of any of the following (each an “Optional Repurchase Event”) and as defined within the Amendment: (A) a breach of any of the Protective Provisions; (B) an Event of Default; (C) a Change of Control that has not been consented to in accordance with the terms of the Amendment; (D) our failure to qualify as a REIT under the Internal Revenue Code; or (E) the occurrence and continuance of a monetary or a material default beyond any applicable cure period under any of the loan documents for each of the properties in our portfolio. The repurchase price for the Preferred Units would have been the Redemption Price.

Note 6. Related Party Transactions

Fees to Affiliates

Our Advisory Agreement with our Advisor and dealer manager agreement (“Dealer Manager Agreement”) with our Dealer Manager, entitle our Advisor and our Dealer Manager to specified fees upon the provision of certain services with regard to the Offering and investment of funds in real estate properties, among other services, as well as reimbursement for organizational and offering costs incurred by our Advisor on our behalf and reimbursement of certain costs and expenses incurred by our Advisor in providing services to us.

Organization and Offering Costs

Organization and offering costs of the Offering may be paid by our Advisor on our behalf and will be reimbursed to our Advisor from the proceeds of our Offering. Organization and offering costs consist of all expenses (other than sales commissions and the dealer manager fee) paid by us in connection with the Offering, including our legal, accounting, printing, mailing and filing fees, charges of our escrow holder and other accountable organization and offering expenses, including, but not limited to, (i) amounts to reimburse our Advisor for all marketing related costs and expenses such as salaries and direct expenses of employees of our Advisor and its affiliates in connection with registering and marketing our shares; (ii) technology costs associated with the Offering; (iii) our costs of conducting our training and education meetings; (iv) our costs of attending retail seminars conducted by participating broker-dealers; and (v) payment or reimbursement of bona fide due diligence expenses. Our Advisor must reimburse us within 60 days after the end of the month which the Offering terminates to the extent we paid or reimbursed organization and offering costs (excluding sales commissions and dealer manager fees) in excess of 3.5% of the gross offering proceeds from the Primary Offering.

Advisory Agreement

We do not have any employees. Our Advisor is primarily responsible for managing our business affairs and carrying out the directives of our board of directors. Our Advisor receives various fees and expenses under the terms of our Advisory Agreement. We are required under our Advisory Agreement to reimburse our Advisor for organization and offering costs; provided, however, our Advisor is required to reimburse us within 60 days after the end of the month in which the Offering terminates to the extent we paid or reimbursed organization and offering costs (excluding sales commissions and dealer manager fees) in excess of 3.5% of the gross offering proceeds from the Primary Offering.

Our Advisory Agreement also requires our Advisor to reimburse us to the extent that offering expenses, including sales commissions, dealer manager fees and organization and offering expenses, are in excess of 15% of gross proceeds from the Offering.

Our Advisor receives acquisition fees equal to 1.75% of the contract purchase price of each property we acquire plus reimbursement of any acquisition expenses our Advisor incurs. Our Advisor also receives a monthly asset management fee equal to 0.05208%, which is one-twelfth of 0.625%, of our aggregate asset value, as defined.

STRATEGIC STORAGE TRUST II, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2015

Under our Advisory Agreement, our Advisor receives disposition fees in an amount equal to the lesser of (i) one-half of the competitive real estate commission or (ii) 1% of the contract sale price for each property we sell, as long as our Advisor provides substantial assistance in connection with the sale. The total real estate commissions paid (including the disposition fee paid to our Advisor) may not exceed the lesser of a competitive real estate commission or an amount equal to 6% of the contract sale price of the property.

Our Advisor is also entitled to various subordinated distributions pursuant to our Operating Partnership Agreement if we (1) list our shares of common stock on a national exchange, (2) terminate our Advisory Agreement (other than a voluntary termination), (3) liquidate our portfolio, or (4) enter into an Extraordinary Transaction, as defined in the Operating Partnership Agreement.

Our Advisory Agreement provides for reimbursement of our Advisor’s direct and indirect costs of providing administrative and management services to us. Beginning four fiscal quarters after we acquire our first real estate asset, our Advisor is required to pay or reimburse us the amount by which our aggregate annual operating expenses, as defined, exceed the greater of 2% of our average invested assets or 25% of our net income, as defined, unless a majority of our independent directors determine that such excess expenses were justified based on unusual and non-recurring factors. For any fiscal quarter for which total operating expenses for the 12 months then ended exceed the limitation, we will disclose this fact in our next quarterly report or within 60 days of the end of that quarter and send a written disclosure of this fact to our stockholders. In each case the disclosure will include an explanation of the factors that the independent directors considered in arriving at the conclusion that the excess expenses were justified.

Dealer Manager Agreement

Our Dealer Manager receives a sales commission of up to 7.0% of gross proceeds from sales of Class A Shares and up to 2.0% of gross proceeds from the sales of Class T Shares in the Primary Offering and a dealer manager fee up to 3.0% of gross proceeds from sales of both Class A Shares and Class T Shares in the Primary Offering under the terms of the Dealer Manager Agreement. In addition, our Dealer Manager receives an ongoing stockholder servicing fee that is payable monthly and accrues daily in an amount equal to 1/365th of 1% of the purchase price per share of the Class T Shares sold in the Primary Offering. We will cease paying the stockholder servicing fee with respect to the Class T shares sold in the Primary Offering at the earlier of (i) the date we list our shares on a national securities exchange, merge or consolidate with or into another entity, or sell or dispose of all or substantially all of our assets, (ii) the date at which the aggregate underwriting compensation from all sources equals 10% of the gross proceeds from the sale of both Class A shares and Class T shares in our Primary Offering (i.e., excluding proceeds from sales pursuant to our distribution reinvestment plan); (iii) the fifth anniversary of the last day of the fiscal quarter in which our Public Offering (excluding our distribution reinvestment plan offering) terminates; and (iv) the date that such Class T share is redeemed or is no longer outstanding. Our Dealer Manager has entered into participating dealer agreements with certain other broker-dealers which authorizes them to sell our shares. Upon sale of our shares by such broker-dealers, our Dealer Manager re-allows all of the sales commissions and, subject to certain limitations, the stockholder servicing fees paid in connection with sales made by these broker-dealers. Our Dealer Manager may also re-allow to these broker-dealers a portion of their dealer manager fee as marketing fees, reimbursement of certain costs and expenses of attending training and education meetings sponsored by our Dealer Manager, payment of attendance fees required for employees of our Dealer Manager or other affiliates to attend retail seminars and public seminars sponsored by these broker-dealers, or to defray other distribution-related expenses. Our Dealer Manager also receives reimbursement of bona fide due diligence expenses; however, to the extent these due diligence expenses cannot be justified, any excess over actual due diligence expenses will be considered underwriting compensation subject to a 10% FINRA limitation and, when aggregated with all other non-accountable expenses in connection with our Public Offering, may not exceed 3% of gross offering proceeds from sales in the Public Offering.

STRATEGIC STORAGE TRUST II, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2015

Affiliated Dealer Manager

Our Chief Executive Officer and President owned, through a wholly-owned limited liability company, a 15% non-voting equity interest in our Dealer Manager through August 31, 2014. Effective, August 31, 2014, SmartStop indirectly owned the 15% non-voting equity interest in our Dealer Manager, pursuant to the Self Administration and Investment Management Transaction. Effective October 1, 2015, in connection with the Merger, the 15% non-voting equity interest in our Dealer Manager is now owned by our Sponsor. An affiliate of our Dealer Manager continues to own a 2.5% non-voting membership interest in our Advisor.

Property Management Agreement

Through September 30, 2015, each of our self storage properties was managed by our Property Manager under separate property management agreements. Under each agreement, our Property Manager received a fee for its services in managing our properties, generally equal to the greater of $3,000 or 6% of the gross revenues from the properties plus reimbursement of the Property Manager’s costs of managing the properties. Reimbursable costs and expenses included wages and salaries and other expenses of employees engaged in operating, managing and maintaining our properties. Our Property Manager also received a one-time fee for each property acquired by us that was managed by our Property Manager in the amount of $3,750. In the event that our Property Manager assisted with the development or redevelopment of a property, we paid a separate market-based fee for such services. In addition, our Property Manager was entitled to a construction management fee equal to 5% of the cost of construction or capital improvement work in excess of $10,000 and an administration fee equal to $0.50 a month for each insurance policy purchased by a tenant at one of our properties in connection with the tenant insurance program. Additionally, each agreement included a non-solicitation provision and a provision regarding the Property Manager’s use of trademarks and other intellectual property owned by SmartStop.

As of October 1, 2015, each of our self storage properties are subject to separate property management agreements with our Property Manager, which in turn has entered into sub-property management agreements with Extra Space, which provides on-site management of our properties. Such agreements were entered into effective on October 1, 2015. Under the property management agreements, our Property Manager receives a monthly management fee of $2,500 or 6% of the gross revenues, whichever is greater, plus reimbursement of the Property Manager’s costs of managing the properties. Extra Space agreed to pay up to $25,000 for each property managed toward the signage and set-up costs associated with converting each property to the Extra Space brand (the “Set-Up Amount”). The property management agreements have a three year term and automatically renew for successive one year periods thereafter, unless we or our Property Manager provides prior written notice at least 90 days prior to the expiration of the term. We may terminate a property management agreement without cause at any time during the initial three year term if we pay the Property Manager a termination fee equal to the Set-Up Amount, reduced by 1/36th of the Set-Up Amount for every full month of the term. After the end of the initial three year term, we may terminate a property management agreement on 30 days prior written notice without payment of a termination fee. Our Property Manager may terminate a property management agreement on 60 days prior written notice to us.

The sub-property management agreements between our Property Manager and Extra Space are substantially the same as the property management agreements between us and our Property Manager. Under the sub-property management agreements, our Property Manager pays Extra Space a monthly management fee of $2,500 or 6% of the gross revenues, whichever is greater, plus reimbursement of Extra Space’s costs of managing the properties; provided, however that no management fee is due and payable to Extra Space for the months of January and July each year during the term. Extra Space has the exclusive right to offer tenant insurance to the tenants and is entitled to all of the benefits of such tenant insurance. The sub-property management agreements also have a three year term and automatically renew for successive one year periods thereafter, unless our Property Manager or Extra Space provides prior written notice at least 90 days prior to the expiration of the term. Our Property Manager may terminate the sub-property management agreement without cause at any time during the initial three year term if it pays Extra Space a termination fee equal to the Set-Up Amount, reduced by 1/36th

STRATEGIC STORAGE TRUST II, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2015

of the Set-Up Amount for every full month of the term. After the end of the initial three year term, our Property Manager may terminate a sub-property management agreement on 30 days prior written notice without payment of a termination fee. Extra Space may terminate a property management agreement on 60 days prior written notice to our Property Manager.

In addition, we entered into an agreement with Extra Space and our Property Manager in which we agreed that, subject to certain limitations, our Property Manager will retain Extra Space as sub-property manager for all self storage properties we acquire in the United States that will be managed by our Property Manager.

Pursuant to the terms of the agreements described above, the following table summarizes related party costs incurred and paid by us for the years ended December 31, 2015 and 2014, and any related amounts payable as of December 31, 2015 and 2014 (there were no related party costs during the period from January 8, 2013 (date of inception) through December 31, 2013):

	Year Ended December 31, 2014			Year Ended December 31, 2015
	Incurred	Paid	Payable	Incurred	Paid	Payable
Expensed
Operating expenses (including organizational costs)	$862,827	$26,326	$836,501	$1,200,003	$1,988,533	$47,971
Asset management fees	22,254	—	22,254	865,757	888,011	—
Property management fees(1)	47,287	—	47,287	1,259,135	1,306,422	—
Acquisition expenses	1,089,783	386,750	703,033	2,776,679	3,479,712	—
Capitalized
Debt issuance costs	441,873	—	441,873	214,006	655,879	—
Other assets	461,492	—	461,492	77,556	539,048	—
Additional Paid-in Capital
Selling commissions	1,201,157	1,201,157	—	14,761,271	14,761,271	—
Dealer Manager fee	514,781	508,902	5,879	3,690,318	3,535,685	160,512
Offering costs	1,805,916	—	1,805,916	319,882	2,125,798	—

Total	$6,447,370	$2,123,135	$4,324,235	$25,164,607	$29,280,359	$208,483

(1)	During the year ended December 31, 2015, property management fees included approximately $0.3 million of fees paid to the sub-property manager of our properties.

Tenant Insurance Program

Prior to the closing of the Merger on October 1, 2015, SmartStop participated in a tenant reinsurance program whereby customers of our self storage facilities were able to purchase insurance to cover damage or destruction to their property while stored at our facilities. SmartStop invested in a Cayman Islands company (the “Reinsurance Company”) that insured a portion of the insurance required by the program insurer to cover the risks of loss at participating facilities in the program. The program insurer provided fees (approximately 50% of the tenant premium paid) to us as owner of the facilities. The Reinsurance Company was required to fund additional capital or entitled to receive distributions of profits depending on actual losses incurred under the program. Commensurate with the effective date of the Self Administration and Investment Management Transaction of August 31, 2014, SmartStop acquired its interest in the Reinsurance Company from our Chief Executive Officer and President. For the years ended December 31, 2015 and 2014, we recorded revenue of approximately $260,000 and approximately $12,000, respectively, from the program insurer. Effective October 1, 2015, Extra Space was entitled to all tenant insurance revenues for properties located in the United States and we will no longer receive any such tenant insurance revenues.

STRATEGIC STORAGE TRUST II, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2015

Extra Space Self Storage

In connection with the merger of SmartStop into Extra Space, certain of our executive officers, including H. Michael Schwartz, Paula Mathews, Michael McClure and James Berg, received units of limited partnership interest in Extra Space Storage LP, the operating partnership for Extra Space, in exchange for units of limited partnership of SmartStop Self Storage Operating Partnership, L.P., the operating partnership for SmartStop, owned by such executives.

Note 7. Commitments and Contingencies

Distribution Reinvestment Plan

We have adopted an amended and restated distribution reinvestment plan that allows both our Class A and Class T stockholders to have distributions otherwise distributable to them invested in additional shares of our Class A and Class T Shares, respectively. The purchase price per share is 95% of the current offering price of our shares in the Primary Offering. No sales commission or dealer manager fee will be paid on shares sold through the distribution reinvestment plan. We may amend or terminate the distribution reinvestment plan for any reason at any time upon 10 days’ prior written notice to stockholders. As of December 31, 2015, we had sold approximately 132,000 shares through our distribution reinvestment plan offering for Class A Shares and 64 shares for our Class T Shares.

Share Redemption Program

We adopted a share redemption program that enables stockholders to sell their shares to us in limited circumstances. As long as our common stock is not listed on a national securities exchange or over-the-counter market, our stockholders who have held their stock for at least one year may be able to have all or any portion of their shares of stock redeemed by us. We may redeem the shares of stock presented for redemption for cash to the extent that we have sufficient funds available to fund such redemption.

Our board of directors may amend, suspend or terminate the share redemption program with 30 days’ notice to our stockholders. We may provide this notice by including such information in a Current Report on Form 8-K or in our annual or quarterly reports, all publicly filed with the SEC, or by a separate mailing to our stockholders. The complete terms of our share redemption program are described in our prospectus.

The amount that we may pay to redeem stock for redemptions is the redemption price set forth in the following table which is based upon the number of years the stock is held:

Number Years Held	Redemption Price
Less than 1	No Redemption Allowed
1 or more but less than 3	90.0% of Redemption Amount
3 or more but less than 4	95.0% of Redemption Amount
4 or more	100.0% of Redemption Amount

At any time we are engaged in an offering of shares, the Redemption Amount for shares purchased under our share redemption program will always be equal to or lower than the applicable per share offering price. As long as we are engaged in an offering, the Redemption Amount shall be the lesser of the amount the stockholder paid for their shares or the price per share in the current Offering. If we are no longer engaged in an offering, the per share Redemption Amount will be determined by our board of directors. Our board of directors will announce any redemption price adjustment and the time period of its effectiveness as a part of its regular communications with our stockholders. At any time the redemption price during an offering is determined by any method other than the offering price, if we have sold property and have made one or more special distributions to our stockholders of all or a portion of the net proceeds from such sales, the per share redemption price will be reduced

STRATEGIC STORAGE TRUST II, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2015

by the net sale proceeds per share distributed to investors prior to the redemption date as a result of the sale of such property in the special distribution. Our board of directors will, in its sole discretion, determine which distributions, if any, constitute a special distribution. While our board of directors does not have specific criteria for determining a special distribution, we expect that a special distribution will only occur upon the sale of a property and the subsequent distribution of the net sale proceeds.

There are several limitations on our ability to redeem shares under the share redemption program including, but not limited to:

•	Unless the shares are being redeemed in connection with a stockholder’s death, “qualifying disability” (as defined under the share redemption program) or bankruptcy, we may not redeem shares until the stockholder has held his or her shares for one year.

•	During any calendar year, we will not redeem in excess of 5% of the weighted-average number of shares outstanding during the prior calendar year.

•	The cash available for redemption is limited to the proceeds from the sale of shares pursuant to our distribution reinvestment plan.

•	We have no obligation to redeem shares if the redemption would violate the restrictions on distributions under Maryland law, which prohibits distributions that would cause a corporation to fail to meet statutory tests of solvency.

For the year ended December 31, 2015, we received two redemption requests, one for approximately 1,750 shares which was fulfilled in July 2015, and another for approximately 1,095 shares which was fulfilled in January 2016. For the year ended December 31, 2014, we did not receive any requests for redemptions.

Operating Partnership Redemption Rights

The limited partners of our Operating Partnership have the right to cause our Operating Partnership to redeem their limited partnership units for cash equal to the value of an equivalent number of our shares, or, at our option, we may purchase their limited partnership units by issuing one share of our common stock for each limited partnership unit redeemed. These rights may not be exercised under certain circumstances that could cause us to lose our REIT election. Furthermore, limited partners may exercise their redemption rights only after their limited partnership units have been outstanding for one year. Our Advisor is prohibited from exchanging or otherwise transferring its limited partnership units so long as our Advisor is acting as our advisor under the Advisory Agreement.

Other Contingencies

From time to time, we are party to legal proceedings that arise in the ordinary course of our business. We are not aware of any legal proceedings of which the outcome is reasonably likely to have a material adverse effect on our results of operations or financial condition, nor are we aware of any such legal proceedings contemplated by governmental authorities.

Note 8. Declaration of Distributions

On December 3, 2015, our board of directors declared a distribution rate for the first quarter of 2016 of $0.00163934426 per day per share on the outstanding shares of common stock payable to both Class A and Class T stockholders of record of such shares as shown on our books at the close of business on each day during the

STRATEGIC STORAGE TRUST II, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2015

period, commencing on January 1, 2016 and continuing on each day thereafter through and including March 31, 2016. Such distributions payable to each stockholder of record during a month will be paid on such date of the following month as our Chief Executive Officer may determine.

Note 9. Pro Forma Financial Information (Unaudited)

The table set forth below summarizes on an unaudited pro forma basis the combined results of operations of the Company for the years ended December 31, 2015 and 2014 as if the Company’s acquisitions discussed in Note 3 were completed as of January 1, 2014. This pro forma information does not purport to represent what the actual results of operations of the Company would have been for the periods indicated, nor do they purport to predict the results of operations for future periods.

	Year Ended December 31, 2015	Year Ended December 31, 2014
Pro forma revenue	$21,017,312	$19,674,346
Pro forma operating expenses	$19,783,189	$21,687,080
Pro forma net loss attributable to common stockholders	$(9,194,927)	$(13,171,002)

The pro forma financial information for the years ended December 31, 2015 and 2014 were adjusted to exclude approximately $3.4 million and $1.3 million, respectively, for acquisition related expenses.

Note 10. Selected Quarterly Data (Unaudited)

The following is a summary of quarterly financial information for the years ended December 31, 2015 and 2014 (there were no operations during the period from January 8, 2013 (date of inception) through December 31, 2013):

	Three months ended
	March 31, 2015	June 30, 2015	September 30, 2015	December 31, 2015(1)
Total revenues	$3,006,780	$4,488,212	$5,053,724	$5,356,983
Total operating expenses	$5,925,633	$5,613,146	$5,989,195	$5,454,605
Operating loss	$(2,918,853)	$(1,124,934)	$(935,471)	$(97,622)
Net loss	$(3,580,205)	$(1,990,815)	$(1,854,575)	$(1,511,945)
Net loss attributable to the Company	$(4,979,729)	$(4,037,637)	$(3,739,454)	$(2,534,121)
Net loss per Class A Share-basic and diluted	$(2.26)	$(1.36)	$(0.82)	$(0.18)
Net loss per Class T Share-basic and diluted	$—	$—	$—	$(0.18)

STRATEGIC STORAGE TRUST II, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2015

	Three months ended
	March 31, 2014	June 30, 2014	September 30, 2014	December 31, 2014
Total revenues	$—	$—	$—	$465,345
Total operating expenses	$—	$866,991	$498,335	$1,356,884
Operating loss	$—	$(866,991)	$(498,335)	$(891,539)
Net loss	$—	$(866,991)	$(498,335)	$(996,259)
Net loss attributable to the Company	$—	$(789,137)	$(482,603)	$(1,124,645)
Net loss per Class A Share-basic and diluted	$—	$(7.90)	$(0.77)	$(0.84)
Net loss per Class T Share-basic and diluted	$—	$—	$—	$—

(1)	Includes a net decrease of approximately $500,000 of depreciation and amortization expense related to the finalization of purchase price allocations.

As discussed in Note 3, during 2015 we completed the purchase price allocations for our five properties acquired in 2014 and 26 properties acquired in 2015 and recognized the cumulative measurement period adjustments in our consolidated statement of operations during the fourth quarter of 2015. If such measurement period adjustments were retroactively recorded they would have had the net impact of increasing depreciation by approximately none, $25,000, $50,000, and $60,000 and decreasing intangible amortization expense by approximately $30,000, $160,000, $220,000, and $230,000, respectively related to the fourth quarter of 2014 and the first, second and third quarters of 2015. However, as discussed in Note 2 we early adopted new amended accounting guidance and the cumulative measurement period adjustments were recorded in the fourth quarter.

Note 11. Subsequent Events

Dividend Declaration

On March 22, 2016, our board of directors declared distributions in the amount of $0.00163934426 per day per share (equivalent to an annualized distribution rate of 6.00% assuming the Class A share was purchased for $10.00, and an annualized distribution rate of 6.34% assuming the Class T share was purchased for $9.47) on the outstanding shares of common stock payable to both Class A and Class T stockholders of record at the close of business on each day during the period from April 1, 2016 through June 30, 2016. Such distributions payable to each stockholder of record during a month will be paid on such date of the following month as our Chief Executive Officer may determine.

Acquisitions

Acquisition of Boynton Beach Property

On January 7, 2016, we purchased a self storage facility located in Boynton Beach, Florida (the “Boynton Beach Property”). We acquired the Boynton Beach Property from an unaffiliated third party for a purchase price of approximately $17.9 million, plus closing costs and acquisition fees. Our Advisor earned approximately $0.3 million in acquisition fees in connection with this acquisition. We financed the acquisition of the Boynton Beach Property with net proceeds from our Offering.

Acquisition of Lancaster Property

On January 11, 2016, we purchased a self storage facility located in Lancaster, California (the “Lancaster Property”). We acquired the Lancaster Property from an unaffiliated third party for a purchase price of

STRATEGIC STORAGE TRUST II, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2015

approximately $4.7 million, plus closing costs and acquisition fees. Our Advisor earned approximately $80,000 in acquisition fees in connection with the acquisition. We financed the acquisition of the Lancaster Property with net proceeds from our Offering.

Acquisition of Toronto Portfolio

On February 11, 2016, we purchased three self storage facilities located in the Burlington, Milton and Oakville areas of Toronto, Canada (the “Toronto Portfolio”). We acquired the Toronto Portfolio from an unaffiliated third party for a U.S. dollar equivalent purchase price of approximately $38.2 million, plus closing costs and acquisition fees. Our Advisor earned approximately $670,000 in acquisition fees in connection with this acquisition. We financed the acquisition of the Toronto Portfolio with a combination of net proceeds from our Offering, assumptions of existing mortgages and a new loan.

Since the Toronto Portfolio is located in Canada, our Property Manager will manage the Toronto Portfolio and such properties will be branded using the SmartStop® Self Storage brand.

In connection with the acquisition of the Toronto Portfolio, we, through two special purpose entities formed to acquire and hold two of the properties, assumed two secured loans with Wells Fargo Bank (“Wells Fargo”).

We assumed a loan dated June 10, 2014 with Wells Fargo in the U.S. dollar equivalent principal amount of approximately $6.9 million (the “Burlington Loan”) at closing that is secured by the property located in Burlington (the “Burlington Property”). The Burlington Loan accrues interest at a fixed rate of 6.05% annually on approximately $4.7 million of principal amount and a floating rate equal to the three-month CDOR Rate (as defined in the loan agreement) plus 4.05% annually on approximately $2.2 million of principal amount. The Burlington Loan matures on October 15, 2018. The Burlington Loan is secured by a first mortgage on the Burlington Property. In addition, we executed a guaranty in favor of Wells Fargo guaranteeing 50% of the Burlington Loan amount.

We also assumed a loan dated October 15, 2013 with Wells Fargo in the U.S. dollar equivalent principal amount of approximately $4.8 million (the “Milton Loan”) at closing that is secured by the property located in Milton (the “Milton Property”). The Milton Loan matures on October 15, 2018 and carries a fixed interest rate of 5.81%. The Milton Loan is secured by a first mortgage on the Milton Property. In addition, we executed a guaranty in favor of Wells Fargo guaranteeing 50% of the Milton Loan amount.

In connection with the closing of the property located in Oakville (the “Oakville Property”), a special purpose entity formed to acquire and hold the Oakville Property entered into a new loan with the Bank of Montreal (“BMO”) in an amount up to approximately the U.S. dollar equivalent of $10.8 million (the “Oakville Loan”) with respect to which interest accrues at the BMO’s prime rate plus 1.75% per annum. At closing, approximately $7.1 million was outstanding on the Oakville Loan. The balance of approximately $3.7 million will be used in connection with future construction of a retail component at the Oakville Property. The Oakville Loan matures on December 31, 2017. In addition, we provided a guaranty in connection with the Oakville Loan in the U.S. dollar equivalent amount of $7.2 million.

Acquisition of Appleby Portfolio

On February 29, 2016, we purchased two self storage facilities located in the Burlington and Oakville areas of Toronto, Canada (the “Appleby Portfolio”). We acquired the Appleby Portfolio from an unaffiliated third party for a U.S. dollar equivalent purchase price of approximately $21.4 million, plus closing costs and acquisition fees. Our Advisor earned approximately $370,000 in acquisition fees in connection with this acquisition. We financed the acquisition of the Appleby Portfolio with a combination of net proceeds from our Offering and new debt.

STRATEGIC STORAGE TRUST II, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2015

In connection with the Appleby Portfolio, we, through four property holding special purpose entities, entered into a loan agreement with Fifth Third Bank (the “Fifth Third Loan”). The loan agreement (the “Fifth Third Loan Agreement”) provides for a non-revolving loan in the U.S. dollar equivalent principal amount of $12.4 million (the “Loan Amount”).

The Loan Amount incurs interest at a rate equal to CDOR on such day plus 2.50% per annum. Principal and interest payments must be made monthly. The Fifth Third Loan may be prepaid at any time as long as we provide 30 days prior written notice. The Fifth Third Loan is secured by the Appleby Portfolio properties and matures on February 28, 2021.

Pursuant to the Fifth Third Loan Agreement, we must maintain a debt service coverage ratio of no less than the following: (a) prior to March 31, 2018, 1.25 to 1.00; and (b) thereafter, 1.30 to 1.00. We must also maintain a tangible net worth of at least $50 million. In addition, we executed a guaranty in favor of Fifth Third Bank guaranteeing 20% of the Loan Amount.

Potential Acquisitions

Potential Acquisition of Seven Properties

On February 4, 2016, one of our subsidiaries executed a purchase and sale agreement with certain subsidiaries of Extra Space (the “Seven Property Purchase Agreement”) for the acquisition of seven self storage facilities, five of which are located in Ohio and two of which are located in Indiana (the “Seven Properties”). The purchase price for the Seven Properties is approximately $18 million, plus closing costs and acquisition fees.

We expect to close on the acquisition of the Seven Properties in the second quarter of 2016 and to fund such acquisition with net proceeds from our Offering.

Potential Acquisition of Sacramento Property

On March 2, 2016, one of our subsidiaries executed a purchase and sale agreement with an unaffiliated third party (the “Sacramento Purchase Agreement”) for the acquisition of a self storage facility located in Sacramento, California (the “Sacramento Property”). The purchase price for the Sacramento Property is approximately $8.2 million, plus closing costs and acquisition fees.

We expect to close on the acquisition of the Sacrament Property in the second quarter of 2016 and to fund such acquisition with net proceeds from our Offering.

Potential Acquisition of Port St. Lucie Property

On March 9, 2016, one of our subsidiaries executed a purchase and sale agreement (the “Port St. Lucie Purchase Agreement”) with an unaffiliated third party for the acquisition of a self storage facility located in Port St. Lucie, Florida (the “Port St. Lucie Property”). The purchase price for the Port St. Lucie Property is approximately $9.8 million, plus closing costs and acquisition fees.

We expect to close on the acquisition of the Port St. Lucie Property in the second quarter of 2016 and to fund such acquisition with net proceeds from our public offering.

Potential Acquisition of Oakland Portfolio

On March 25, 2016, one of our subsidiaries executed a purchase and sale agreement with an unaffiliated third party (the “Oakland Purchase Agreement”) for the acquisition of two self storage facilities located in Oakland, California (the “Oakland Properties”). The purchase price for the Oakland Properties is approximately $50 million, plus closing costs and acquisition fees.

STRATEGIC STORAGE TRUST II, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2015

We expect to close on the acquisition of the Oakland Properties in the second or third quarter of 2016 and to fund such acquisition with net proceeds from our Offering and an assumption of an existing mortgage.

Potential Acquisition of 27 Property Portfolio

On March 25, 2016, one of our subsidiaries executed purchase and sale agreements with unaffiliated third parties (the “27 Property Purchase Agreement”) for the acquisition of 22 self storage facilities (10 in Florida, 11 in North Carolina, and one in Maryland), four parcels of land adjacent to the North Carolina properties and one redevelopment property in North Carolina (the “27 Property Portfolio”). The purchase price for the 27 Property Portfolio is approximately $371 million, plus closing costs and acquisition fees. We expect to close on the acquisition of the 27 Property Portfolio in the second and/or third quarters of 2016 and to fund such acquisition with net proceeds from our Offering, a drawdown on our existing credit facility, an assumption of an existing mortgage, and other potential debt financing.

Update to the KeyBank Credit Facility

On February 18, 2016, we, through our Operating Partnership, and certain affiliated entities, entered into a first amendment and joinder to amended and restated credit agreement (the “First Amendment”) with KeyBank National Association, as administrative agent (“KeyBank”). Under the terms of the First Amendment, we added an additional $40 million to our maximum borrowing capacity for a total of $145 million with the admission of US Bank National Association (the “Subsequent Lender”). It is anticipated that the additional borrowing capacity will be used to fund our future self storage property acquisitions. The Subsequent Lender also became a party to the Amended KeyBank Facility through a joinder agreement in the First Amendment.

As of March 29, 2016, there was no outstanding principal balance under the Amended KeyBank Facility.

Forward Contract to Hedge Exposure to Foreign Currency Rate Fluctuations

On March 8, 2016 we entered into a foreign currency forward contract (the “Forward Contract”) in order to hedge foreign currency exposure related to our investment in subsidiaries that hold properties we recently acquired in Canada. A foreign currency forward contract is a commitment to deliver a certain amount of currency at a certain price on a specific date in the future. By entering into the Forward Contract and holding it to maturity, we are locked into a future currency exchange rate in an amount equal to and for the term of the Forward Contract. The Forward Contract has a notional amount of $42.5 million CAD, a duration of 12 months, and a forward rate of approximately 1.339.

Offering Status

As of March 21, 2016, in connection with our Primary Offering we have issued approximately 29.4 million Class A shares of our common stock and approximately 1.5 million Class T shares of our common stock for gross proceeds of approximately $292.6 million and approximately $14.6 million, respectively.

STRATEGIC STORAGE TRUST II, INC. AND SUBSIDIARIES

SCHEDULE III

REAL ESTATE AND ACCUMULATED DEPRECIATION

December 31, 2015

			Initial Cost to Company				Gross Carrying Amount at December 31, 2015
Description	ST	Encumbrance	Land	Building and Improvements	Total	Net Cost Capitalized Subsequent to Acquisition	Land	Building and Improvements	(1) Total	Accumulated Depreciation	Date of Construction	Date Acquired
Morrisville	NC	$1,198,757	$531,000	$1,891,000	$2,422,000	$88,983	$531,000	$1,979,983	$2,510,983	$83,708	2004	11/3/2014
Cary	NC	2,571,986	1,064,000	3,301,000	4,365,000	46,214	1,064,000	3,347,214	4,411,214	141,441	1998/2005/ 2006	11/3/2014
Raleigh	NC	2,206,165	1,186,000	2,540,000	3,726,000	57,844	1,186,000	2,597,844	3,783,844	127,964	1999	11/3/2014
Myrtle Beach I	SC	3,343,018	1,482,000	4,476,000	5,958,000	113,317	1,482,000	4,589,317	6,071,317	196,827	1998/2005- 2007	11/3/2014
Myrtle Beach II	SC	3,117,914	1,690,000	3,654,000	5,344,000	65,715	1,690,000	3,719,715	5,409,715	165,230	1999/ 2006	11/3/2014
Whittier	CA	442,513	2,730,000	2,916,875	5,646,875	70,514	2,730,000	2,987,389	5,717,389	109,586	1989	02/18/15
La Verne	CA	312,428	1,950,000	2,036,875	3,986,875	48,802	1,950,000	2,085,677	4,035,677	86,027	1986	01/23/15
Santa Ana	CA	697,196	4,890,000	4,006,875	8,896,875	79,368	4,890,000	4,086,243	8,976,243	156,474	1978	02/05/15
Upland	CA	467,589	2,950,000	3,016,875	5,966,875	65,035	2,950,000	3,081,910	6,031,910	120,812	1979	01/29/15
La Habra	CA	346,125	2,060,000	2,356,875	4,416,875	29,840	2,060,000	2,386,715	4,446,715	80,604	1981	02/05/15
Monterey Park	CA	332,019	2,020,000	2,216,875	4,236,875	51,694	2,020,000	2,268,569	4,288,569	72,211	1987	02/05/15
Huntington Beach	CA	808,473	5,460,000	4,856,875	10,316,875	69,502	5,460,000	4,926,377	10,386,377	179,856	1986	02/05/15
Chico	CA	136,109	400,000	1,336,875	1,736,875	25,705	400,000	1,362,580	1,762,580	49,909	1984	01/23/15
Lancaster	CA	134,541	200,000	1,516,875	1,716,875	58,408	200,000	1,575,283	1,775,283	63,952	1980	01/29/15
Riverside	CA	211,338	370,000	2,326,875	2,696,875	46,883	370,000	2,373,758	2,743,758	85,830	1985	01/23/15
Fairfield	CA	288,135	730,000	2,946,875	3,676,875	28,506	730,000	2,975,381	3,705,381	110,100	1984	01/23/15
Lompoc	CA	293,621	1,000,000	2,746,875	3,746,875	47,068	1,000,000	2,793,943	3,793,943	99,532	1982	02/05/15
Santa Rosa	CA	773,209	3,150,000	6,716,875	9,866,875	67,778	3,150,000	6,784,653	9,934,653	251,399	1979- 1981	01/29/15
Vallejo	CA	—	990,000	3,946,875	4,936,875	60,847	990,000	4,007,722	4,997,722	145,671	1981	01/29/15
Federal Heights	CO	348,476	1,100,000	3,346,875	4,446,875	58,584	1,100,000	3,405,459	4,505,459	140,212	1983	01/29/15
Aurora	CO	526,362	810,000	5,906,875	6,716,875	51,948	810,000	5,958,823	6,768,823	211,718	1984	02/05/15
Littleton	CO	324,183	1,680,000	2,456,875	4,136,875	27,361	1,680,000	2,484,236	4,164,236	95,128	1985	01/23/15
Bloomingdale	IL	365,716	810,000	3,856,874	4,666,874	47,620	810,000	3,904,494	4,714,494	129,121	1987	02/18/15
Crestwood	IL	183,911	250,000	2,096,875	2,346,875	100,573	250,000	2,197,448	2,447,448	79,090	1987	01/23/15
Forestville	MD	492,666	1,940,000	4,346,875	6,286,875	82,979	1,940,000	4,429,854	6,369,854	189,219	1988	01/23/15
Warren I	MI	250,520	230,000	2,966,875	3,196,875	63,649	230,000	3,030,524	3,260,524	75,613	1996	05/08/15
Sterling Heights	MI	277,164	250,000	3,286,875	3,536,875	60,591	250,000	3,347,466	3,597,466	74,294	1977	05/21/15
Troy	MI	346,125	240,000	4,176,875	4,416,875	65,279	240,000	4,242,154	4,482,154	140,058	1988	05/08/15
Warren II	MI	259,140	240,000	3,066,875	3,306,875	67,513	240,000	3,134,388	3,374,388	79,350	1987	05/08/15
Beverly	NJ	164,320	400,000	1,696,875	2,096,875	26,318	400,000	1,723,193	2,123,193	37,430	1988	05/28/15
Everett	WA	389,225	2,010,000	2,956,875	4,966,875	50,949	2,010,000	3,007,824	5,017,824	97,276	1986	02/05/15
Foley	AL	596,743	1,830,000	5,785,000	7,615,000	53,850	1,830,000	5,838,850	7,668,850	68,819	1985/1996/ 2006	09/11/15
Tampa	FL	232,154	1,010,000	1,952,500	2,962,500	4,064	1,010,000	1,956,564	2,966,564	11,248	1985	11/03/15

		$22,437,841	$47,653,000	$106,708,249	$154,361,249	$1,883,301	$47,653,000	$108,591,550	$156,244,550	$3,755,709

Activity in real estate facilities during 2015 was as follows:

Real estate facilities
Balance at December 31, 2014	$20,857,880
Facility acquisitions	132,546,249
Finalized purchase price allocations related to 2014 acquisitions	958,000
Improvements and additions	2,156,384
Asset disposals	(273,963)

Balance at December 31, 2015	$156,244,550

Accumulated depreciation
Balance at December 31, 2014	$(93,433)
Depreciation expense	(3,936,239)
Asset disposals	273,963

Balance at December 31, 2015	$(3,755,709)

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